

BANANA REPUBLIC

Brooks Brothers



NEW YORK & COMPANY

BURBERRY

Christian Lacroix

LANVIN

NICKEL



Paul Smith

QUIKSILVER

S.T. Dupont

Van Cleef & Arpels

annual report 2007

INTER PARFUMS, INC.

TABLE OF CONTENTS

By all measures, **2007** was the best year in the history of Inter Parfums.

financial **Highlights**



$185.6
$236.0
$273.5
$321.1
$389.6
2003 2004 2005 2006 2007
NET SALES
(In millions)
$13.8
$15.7
$15.3
$17.7
$23.8
2003 2004 2005 2006 2007
NET INCOME
(In millions)
$104.9
$126.5
$127.7
$155.3
$192.7
2003 2004 2005 2006 2007
SHAREHOLDERS' EQUITY
(In millions)

SELECTED FINANCIAL DATA

The following selected financial data have been derived from our financial statements, and should be read in conjunction with those financial statements, including the related footnotes.

(In thousands, except per share data)

	2007	2006	2005	2004	2003
INCOME STATEMENT DATA:					
Net Sales	$389,560	$321,054	$273,533	$236,047	$185,589
Cost of Sales	160,137	143,855	115,827	113,988	95,449
Selling, General and Administrative	181,224	141,074	126,353	89,516	64,147
Operating Income	47,331	36,125	31,353	32,543	25,993
Income Before Taxes and Minority Interest	47,276	37,135	31,724	31,638	26,632
Net Income	23,817	17,742	15,263	15,703	13,837
Net Income per Share:					
Basic	1.16	0.87	0.76	0.82	0.73
Diluted	1.14	0.86	0.75	0.77	0.69
Average Common Shares Outstanding:					
Basic	20,444	20,324	20,078	19,205	19,032
Diluted	20,670	20,568	20,487	20,494	20,116
Depreciation and Amortization	8,031	5,347	4,513	3,988	3,344
BALANCE SHEET AND OTHER DATA:					
Cash and Cash Equivalents and Short-Term Investments	90,034	71,047	59,532	40,972	58,958
Working Capital	178,560	138,547	131,084	129,866	115,970
Total Assets	446,052	333,045	240,910	230,485	194,001
Short-Term Bank Debt	7,217	6,033	989	748	121
Long-Term Debt (including current portion)	59,733	10,769	13,212	19,617	-0-
Stockholders' Equity	192,660	155,272	127,727	126,509	104,916
Dividends per Share	0.20	0.16	0.16	0.12	0.08

2007 letter to our Shareholders

DEAR FELLOW SHAREHOLDERS,

2007 was another extraordinary year for Inter Parfums, continuing the long-term trend of profitable growth that has defined our Company. Net sales, net income and earnings per diluted share reached record levels, bringing our five year compound annual growth rate in net sales and net income to 24.5% and 20.4%, respectively. In 2007, we expanded the scope and long-term business potential of our European operations and added several new dimensions to our United States based specialty retail business. All that was accomplished in 2007 has set the stage for another record year in 2008.

FINANCIAL OVERVIEW - 2007 COMPARED TO 2006

- Net sales increased 21% to a record $389.6 million from $321.1 million in 2006. At comparable foreign currency exchange rates, net sales for 2007 were up 15%.
- European based product sales rose to $330.8 million, up 22% year-over-year and represented 85% of consolidated sales.
- United States based product sales rose to $58.8 million, an increase of 15%.
- Net income increased 34% to $23.8 million from $17.7 million in 2006.
- Diluted earnings per share rose 33% to $1.14 from $0.86.

The gain in European based sales reflects a number of factors. Burberry fragrance, the largest brand in our prestige portfolio, performed exceptionally well, even in the absence of a major new launch. Burberry fragrance sales reached $210 million, up 10% in local currency as compared to 2006. First time sales of Van Cleef & Arpels and the launch of Roxy fragrance products also contributed to sales growth. Another major contributor was the commencement in 2007 of operations by our newly established, majority-owned European distribution subsidiaries. On this side of the Atlantic, the dominant sales catalyst was the launch and rollout of personal care, fragrance, grooming and home fragrance products that we developed for Gap stores in North America. Also contributing to 2007 top line growth in U.S. based operations was the addition of a new specialty retail partner, New



Jean Madar
Philippe Benacin

York & Company, which saw first time product shipments in the fourth quarter.

As we saw in 2007, we expect that our business will become more seasonal due to the growth of our specialty retail operations and the establishment of our majority-owned distribution subsidiaries. In general, shipments related to holiday season sales have and should continue to skew a larger proportion of annual sales into the second half of the year. While that works as a rule of thumb, there will be exceptions. For example, major new product launches in the first part of the year, as has been underway with Burberry The Beat, will impact sales in the quarters they are rolled out.

Our gross margin for the year was 59%, up from 55% in 2006, with most of the gain attributable to the commencement of operations of majority-owned European distribution subsidiaries. The remainder of the increase is due to sales mix within our U.S. based operations, as specialty retail product sales, which have been growing, generate a higher gross margin than mass market product sales, which continued to decline.

Selling, general and administrative expense as a percentage of sales was 47% in 2007, compared to 44% in 2006. Of note, in 2007 S, G & A included approximately $12 million in servicing fees related to the operations of the majority-owned European distribution subsidiaries. In 2007, promotion and advertising aggregated $58.5 million, compared to $46.5 million in 2006, while royalty expense aggregated $35.6 million, up from $31.4 million in 2006.

Our financial position remains strong. At December 31, 2007, working capital aggregated $179 million and we had a working capital ratio of 2.2 to 1. Cash and cash equivalents aggregated $90 million. The strength of our balance sheet and confidence in our Company's future prospects were the reasons why in February 2008, our Board of Directors authorized a stock repurchase program for up to 500,000 shares of our common stock in the open market; that month 129,524 shares were repurchased. In a similar move, between late December 2007 and early February 2008, we purchased 550,000 shares, or 5%, of our majority-owned consolidated subsidiary, Inter Parfums, S.A., for approximately $23.1 million increasing our ownership of Inter Parfums, S.A. to 75%.

EUROPEAN BASED OPERATIONS 2007 MILESTONES AND 2008 HIGHLIGHTS

One of the major developments of the past year was the establishment, late in the first quarter, of four majority-owned distribution subsidiaries covering the United Kingdom, Italy, Germany and Spain. All but one is the result of a partnership with our long-time local distributors, and they each sell all the prestige fragrance brands in our portfolio in their designated countries.

The Van Cleef & Arpels ("VCA") license went effective on January 1, 2007. VCA, best known for very high end jewels, has been a fragrance brand for over three decades, with such well-established scents as First and Tsar. Having taken over the license and inventory in 2007, we began marketing existing fragrances while our product development staff went into action to create a new ultra luxury fragrance which is unveiling later in 2008. It will be marketed as the highest price perfume; a 100 ml size has a suggested retail price of approximately $150.

In the summer of 2007, we acquired the worldwide rights to the Lanvin brand names and international trademarks for soaps, perfumes, essential oils, cosmetics and hair products for approximately $29.7 million. Building upon the prestige and growing recognition of this time-honored name in both fashion and fragrance, we have continued to grow the Lanvin fragrance franchise.

Among the other new product launches in 2007 were Christian Lacroix's C'est la Fête, S.T. Dupont's Blanc, Paul Smith Rose, and Roxy, our first fragrance under the Quiksilver/Roxy license.

The big story for new year is the launch of Burberry The Beat, a new women's collection, which is rolling out worldwide during the first half of 2008. Off to a strong start, during the first three weeks of its launch, The Beat was the best selling fragrance at Sephora's Champs Elysees location, and in the U.S. it reached number one at Nordstom and number two at Bloomingdale's. The Beat targets a younger segment with a mix of British tradition and an avant-garde positioning with the aim of expanding the Burberry fragrance customer base.

There are several other new product launches in the works or underway in 2008. We have the Quiksilver Sun Energy collection of suncare products launching this spring and a Quiksilver men's fragrance line later in the year. The Roxy fragrance family will also grow with one or two more scents. Also in the new product pipeline for 2008 are men's and women's fragrances under the Paul Smith and S.T. Dupont brand.


THE BEAT

Burberry The Beat 2008

U.S. BASED OPERATIONS 2007 MILESTONES & 2008 HIGHLIGHTS

The development, launch and roll-out of many newly created Gap products was the crowning achievement of our U.S. based operations in 2007. It started in the spring when over 150 Gap Body stores unveiled the more than 70 new bath and body products which were introduced to a total of 650 stores by the fall. In the summer, six eaux de toilettes debuted at the Gap Body stores, and were also ultimately rolled out to 650 Gap store locations. The Gap personal care portfolio continued to grow with Individuals, five high end fragrances for both men and women. Products for men were an important part of our merchandising strategy, and we've enjoyed considerable success with our male oriented brand-appropriate products encompassing skin care, grooming and fragrance.

While several new products came to market in 2007, new configurations of existing ones characterize our merchandising focus for Banana Republic stores. The Discover Collection, which debuted in 2006 with five scents, was enlarged by two new members in 2007, Malachite for women and Cordovan for men. We are also working on home fragrance products, based upon good sales and the special encouragement that came from winning the 2007 FiFi, our industry's highest honor, for the Interior Scent of the Year for the Chilled Sangria candle. We also took home the FiFi award for Banana Republic's Black Walnut, which was named Fragrance of The Year (Men's Private Label – Direct Sell).

In April, 2008, we expanded our current relationship with Gap Inc. with the signing of a licensing agreement for international distribution of personal care products through Gap and Banana Republic stores as well as select specialty and department stores outside the United States, including duty-free and other travel related retailers. We agree with our business partners at Gap Inc. that expanding the distribution of Gap and Banana Republic personal care products beyond North America and outside Gap and Banana Republic stores makes good business sense. We test marketed certain products at select European retailers and the results to date have been extremely encouraging. This initiative is being undertaken to capitalize on cross-border brand awareness of Gap's iconic American style and Banana Republic's City Style, which we have interpreted into a brand-specific assortment of fragrance, home fragrance, bath and body, and grooming products. We have long-established relationships with distributors in over one hundred countries. Our infrastructure should help enable the rollout of product to select department stores, perfumeries, travel retailers, military bases and other appropriate retail outlets around the world. The agreement is effective through December 31, 2011.

In April 2007, we expanded our presence in the specialty retail sector by partnering with New York & Company, a leading specialty retailer of fashion oriented, moderately priced women's apparel and accessories, with approximately 570 stores in 44 states. Moving into high gear, the City Beauty Collection of 30 bath and body products along with gift sets, was in stores in time for the holiday selling season. Knockout colors, packaging, and displays, along with attractive pricing, have made these products a hit with New York & Company's loyal customers.

Then in November 2007, we entered into an exclusive agreement with Brooks Brothers covering the design, manufacture and supply of personal care products for men and women at Brooks Brothers' U.S. locations, as well as a licensing agreement for sales to Brooks Brothers stores and specialty and department stores outside the U.S. along with duty free and other travel-related retailers. We are extremely honored by our association with Brooks Brothers, an American icon since 1818 and an enduring name that has shaped the American style of dress through fashion innovation, fine quality, and personal service. This agreement is rather unique for Inter Parfums in that it expands our presence in the North American specialty retail sector and, at the same time, enlarges our licensed brand portfolio. We plan to have a new fragrance for men and women in U.S. Brooks Brothers stores by 2008 year-end with international distribution targeted for 2009.

OTHER NEWS

- We recently completed the expansion and renovation of our New York City corporate headquarters.
- In September 2007 Inter Parfums was named the first ever recipient of the "Recognizing Creativity Award" by an industry trade association and publication.
- In early in 2008, we relaunched our new website at the same URL, www.interparfumsinc.com
- In February 2008, to celebrate our 20th year as a public company, Inter Parfums was invited to ring the closing bell at the Nasdaq Market Site.

LOOKING FORWARD

As this letter indicates, we are moving in somewhat new but well charted directions to grow Inter Parfums. We have moved into represent hybrid relationships, encompassing both our specialty retail model and a licensing component. We have also moved up the food chain, so to speak, by establishing majority-owned distribution subsidiaries in partnership with native organizations that have customer relationships, sales force, warehouses and other local talent and resources. We now own brands outright, having acquired the minority interest in Nickel and the trademarks from Lanvin. In all cases, we have the financial resources, know-how and motivation to achieve success in each of these endeavors.

As we have reported, 2008 should be another record year in terms of sales and profits. We expect net sales of approximately $460 million, and net income of approximately $26.8 million or $1.30 per diluted share. This guidance assumes the dollar remains at current levels.

We extend our deepest appreciation to the 250 members of the Inter Parfums team for their contribution to our growth and accomplishments.

Sincerely yours,



Jean Madar
Chairman of the Board &
Chief Executive Officer



Philippe Benacin
Vice Chairman of the Board &
President







Banana Republic 2007


the LOVER

Gap 2007

the **Company**

WE ARE INTER PARFUMS, INC. We operate in the fragrance business, and manufacture, market and distribute a wide array of fragrances and fragrance related products. Organized under the laws of the State of Delaware in May 1985 as Jean Philippe Fragrances, Inc., we changed our name to Inter Parfums, Inc. in July 1999. We have also retained our brand name, Jean Philippe Fragrances, for some of our mass-market products.

Our worldwide headquarters and the office of our three (3) wholly-owned subsidiaries, Jean Philippe Fragrances, LLC and Inter Parfums USA, LLC, both New York limited liability companies, and Nickel USA, Inc., a Delaware corporation, are located at 551 Fifth Avenue, New York, New York 10176, and our telephone number is 212.983.2640.

Our consolidated wholly-owned subsidiary, Inter Parfums Holdings, S.A., its majority-owned subsidiary, Inter Parfums, S.A., and its three (3) wholly-owned subsidiaries, Inter Parfums Grand Public, S.A., Inter Parfums Trademark, S.A., Nickel, S.A., maintain executive offices at 4, Rond Point des Champs Elysees, 75008 Paris, France. Our telephone number in Paris is 331.5377.0000. In July 2007, Inter Parfums Grand Public, S.A. and Inter Parfums Trademark, S.A were merged into Inter Parfums, S.A. Inter Parfums S.A. is also the majority owner of four (4) distribution subsidiaries, Inter Parfums Limited, Inter Parfums Deutschland Gmbh, Inter Parfums srl and Inter España Parfums et Cosmetiques, SL, covering territories in The United Kingdom, Germany, Italy and Spain, respectively.

Our common stock is listed on The Nasdaq Global Select Market under the trading symbol "IPAR" and we are considered a "controlled company" under the applicable rules of The Nasdaq Stock Market. The common shares of our subsidiary, Inter Parfums S.A., are traded on the Euronext Exchange.

We maintain our internet website at www.interparfumsinc.com which is linked to the SEC Edgar database. You can obtain through our website, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange as soon as reasonably practicable after we have electronically filed with or furnished them to the SEC.

We operate in the fragrance business and manufacture, market and distribute a wide array of fragrances and fragrance related products. We manage our business in two segments, European based operations and United States based operations. Our prestige fragrance products are produced and marketed by our European operations through our 75% owned subsidiary in Paris, Inter Parfums, S.A., which is also a publicly traded company as 25% of Inter Parfums, S.A. shares trade on the Euronext. Prestige cosmetics and prestige skin care products represent less than 3% of consolidated net sales.

We produce and distribute our prestige fragrance products primarily under license agreements with brand owners, and prestige product sales represented approximately 85% of net sales for 2007. We have built a portfolio of prestige brands, which include Burberry, Lanvin, Paul Smith, S.T. Dupont, Christian Lacroix, Quiksilver/Roxy, Van Cleef & Arpels and Nickel whose products are distributed in over 120 countries around the world. During the first half of 2007 we began operations of our four newly established majority-owned European distribution subsidiaries. Shipments to these subsidiaries are not recognized as sales until that merchandise is sold by the distribution subsidiary to its customers. Burberry is our most significant license, as sales of Burberry products represented 54%, 57% and 60% of net sales for the years ended December 31, 2007, 2006 and 2005, respectively.

Our prestige products focus on niche brands with a devoted following. By concentrating in markets where the brands are known, we have had many successful launches. We typically launch new fragrance families for our brands every year or two,


Fabulous on Fifth
Downtown Darling
Broadway Beauty

New York & Company 2007

with some frequent "seasonal" fragrances introduced as well.

Our specialty retail and mass-market fragrance and fragrance related products are marketed through our United States operation and represented 15% of sales for the year ended December 31, 2007. These fragrance products are sold under trademarks owned by us or pursuant to license or other agreements with the owners of the Gap, Banana Republic, New York & Company, and Jordache trademarks. In November 2007 we announced an exclusive agreement covering the design, manufacture and supply of personal care products for Brooks Brothers locations in the U.S., as well as a license covering Brooks Brothers stores and specialty retail and department stores outside the United States, including duty free and other travel-related retailers.

The creation and marketing of each product family is intimately linked with the brand's name, its past and present positioning, customer base and, more generally, the prevailing market atmosphere. Accordingly, we generally study the market for each proposed family of fragrance products for almost a full year before we introduce any new product into the market. This study is intended to define the general position of the fragrance family and more particularly its scent, bottle, packaging and appeal to the buyer. In our opinion, the unity of these four elements of the marketing mix makes for a successful product.

Over the past five years, we have grown our business at both the top line and the bottom line. We have grown from $185.6 million in sales in 2003 to $389.6 million in 2007, representing a compounded annual growth rate of 20%. During the same period, our net income grew from $13.8 million in 2003 to $23.8 million in 2007, representing a compounded annual growth rate of 15%. Our management targets organic long term sales growth of approximately 10% (measured on an annual basis) and long term net income growth of approximately 12% - 15% (measured on an annual basis). There can be no assurance that we will achieve these targets in any particular period, or at all, however.

BUSINESS STRATEGY

FOCUS ON PRESTIGE BEAUTY BRANDS: Prestige beauty brands contribute significantly to our growth. Over the past few years, prestige brands have accounted for a larger portion of our business — 85% of total business in 2007 up from 68% in 2002. We focus on developing and launching quality fragrances utilizing internationally renowned brand names. By identifying and concentrating in the most receptive market segments and territories where our brands are known, and executing highly targeted launches that capture the essence of the brand, Inter Parfums has had a history of successful launches. Certain fashion designers and other licensors choose Inter Parfums as a partner because our company's size enables us to work more closely with them in the product development process as well as because of our successful track record.

GROW PORTFOLIO BRANDS THROUGH NEW PRODUCT DEVELOPMENT AND MARKETING: We grow through the creation of fragrance family extensions within the existing brands in our portfolio. Every two to three years, we create a new family of fragrances for each brand in our portfolio. We frequently introduce "seasonal" fragrances as well. With new introductions, we leverage our ability and experience to gauge trends in the market and further leverage the brand name into different product families in order to maximize sales and profit potential. We have had success in introducing new fragrance families (sub-brands, or flanker brands) within our brand franchises. Furthermore, we promote the smooth and consistent performance of our prestige perfume operations through knowledge of the market, detailed analysis of the image and potential of each brand name, a "good dose" of creativity and a highly professional approach to international distribution channels.

CONTINUE TO ADD NEW BRANDS TO OUR PORTFOLIO, THROUGH NEW LICENSES OR ACQUISITIONS: Prestige brands are the core of our business — we intend to add new prestige beauty brands to our portfolio. Over the past decade, we have built our portfolio of well-known prestige brands through acquisitions and new license agreements. We intend to further build on our success in prestige fragrances and pursue new licenses and acquire new brands to strengthen our position in the prestige beauty market. We identify prestige brands that can be developed and marketed into a full and varied product families and, with

TABLE OF PRESTIGE BRANDS

(The following is a summary of the prestige brand names owned or licensed by us:)

Brand Name	Licensed or Owned	Date Acquired	Term, including Option Period
Burberry	Licensed	July 2004	12.5 years and additional 5-year optional term that requires mutual consent
Lanvin	Owned	July 2007	N/A. Prior owner has the right to repurchase the brand and trademarks in 2025 according to a formula
S.T. Dupont	Licensed	July 1997	Through June 30, 2011
Paul Smith	Licensed	December 1998	12 years
Nickel	Owned	April 2004	N/A
Christian Lacroix	Licensed	March 1999	11 years
Quiksilver/Roxy	Licensed	March 2006	Through December 31, 2017
Van Cleef & Arpels	Licensed	October 2006	Through December 31, 2018, plus a 5-year option if certain sales targets are met

our technical knowledge and practical experience gained over time, take licensed brand names through all phases of concept development, manufacturing, and marketing.

EXPAND EXISTING PORTFOLIO INTO NEW CATEGORIES: We plan to broaden our product offering beyond the fragrance category and offer other personal care products such as skin care, cosmetics and hair care under some of our existing brands. We believe such product offerings meet customer needs and further strengthen customer loyalty. We also plan to draw upon the skin care product expertise that the Nickel team brings, as we explore other opportunities in the treatment side of the beauty business beyond the Nickel brand.

CONTINUE TO BUILD GLOBAL DISTRIBUTION FOOTPRINT: Our business is a global business and we intend to continue to build our global distribution footprint. In order to adapt to changes in the environment and our business, we have modified our distribution model and have formed joint ventures in the major markets of the United Kingdom, Italy, Spain and Germany for distribution of prestige fragrances. Further, we may enter into future joint ventures arrangements or acquire distribution companies within other key markets to distribute certain of our licensed prestige brands. However, we cannot assure you that we will be able to enter into any future joint venture arrangements or acquire distribution companies, or if we do, that any such transaction will be successful. We believe that in certain markets vertical integration of our distribution network is key to the future growth of our company, and ownership of such distribution should enable us to better serve our customers' needs in local markets and adapt more quickly as situations may determine.

BUILD SPECIALTY RETAIL BUSINESS: We believe the beauty industry has experienced a significant growth in specialty retail and we now have agreements in place with Gap and BananaRepublic brands, New York & Company brand and Brooks Brothers brand. We are responsible for product development, formula creation, packaging and manufacturing under all of those brands. Gap, a leading international specialty retailer offering clothing, accessories and personal care products for men, women, children and babies, New York & Company and Retail Brand Alliance (for Brooks Brothers) are each responsible for marketing and selling the newly launched fragrance and fragrance related products in their stores. In addition, we have been approached by other specialty retailers to determine if there is interest in establishing a relationship whereby we would design, produce and manufacture fragrance and fragrance related products similar to our existing relationships with specialty retailers. However, we cannot assure you that we will be able to enter into any similar future arrangements, or if we do, that any such arrangement will be successful.

RECENT DEVELOPMENTS

LANVIN: In July 2007 our majority-owned subsidiary, Inter Parfums SA, acquired the worldwide rights to the Lanvin brand names and international trademarks listed in Class 3. Among other items, Class 3 of the international classification of trademarks goods and services include: soaps, perfumery, essential oils, cosmetics and hair lotions.

Inter Parfums SA paid 22 million euro (approximately $29.7 million) in cash for the brand names and trademarks and simultaneously terminated its existing license agreement with Lanvin. Inter Parfums SA also agreed to pay to Lanvin a sales based fee for technical and creative assistance in new product development to be rendered by Lanvin in connection with our use of the trademarks through June 30, 2019. Finally, we have granted Lanvin the right to repurchase the brand names and trademarks in 2025 for the greater of 70 million euro or one times the average of the annual sales for the years ending December 31, 2023 and 2024.

BROOKS BROTHERS: In November 2007, we entered into an exclusive agreement with Retail Brand Alliance, Inc. covering the design, manufacture and supply of personal care products for men and women to be sold at Brooks Brothers locations in the United States as well as a licensing agreement covering Brooks Brothers stores and specialty and department stores outside the United States and duty free and other travel-related retailers. In addition to new product development, we will assume responsibility for the production and supply of existing Brooks Brothers fragrance and related personal care products.

In the United States, we will be responsible for product development, formula creation, packaging design and manufacturing while Brooks Brothers will be responsible for marketing, advertising and in-store sales. The first new products that we are to develop are tentatively scheduled for launch in November 2008 at Brooks Brothers retail stores in the United States. In addition, we expect that International distribution is to begin in 2009.

Pursuant to our agreement, we will pay royalties on all sales to non U.S. Brooks Brothers stores, and we have agreed to certain advertising and marketing requirements as are customary in the industry.

The initial term of our agreement expires on December 31, 2013. In addition, we have the right to extend the term of the agreement for five (5) years, until December 31, 2018, subject to certain minimum sales and other requirements. Further, if our agreement has been extended, then both parties have agreed to negotiate in good faith the terms of a second five (5) year optional extension term not less than six (6) months prior to December 31, 2018.

NEW YORK & COMPANY: In April 2007, we signed an exclusive agreement with New York & Company, Inc. under which we design and manufacture personal care products to be sold at the New York & Company retail locations and on their website. Pursuant to the agreement, we are responsible for product development, formula creation, packaging and manufacturing while New York & Company is responsible for marketing and selling in its stores.

PRODUCTION AND SUPPLY

THE STAGES OF THE DEVELOPMENT AND PRODUCTION PROCESS FOR ALL FRAGRANCES ARE AS FOLLOWS:

- Simultaneous discussions with perfume designers and creators (includes analysis of esthetic and olfactory trends, target clientele and market communication approach);
- Concept choice;
- Produce mock ups for final acceptance of bottles and packaging;
- Receive bids from component suppliers (glass makers, plastic processors, printers, etc.) and packaging companies;
- Choose our suppliers;
- Schedule production and packaging;
- Issue component purchase orders;
- Follow quality control procedures for incoming components; and
- Follow packaging and inventory control procedures.

SUPPLIERS WHO ASSIST US WITH PRODUCT DEVELOPMENT INCLUDE:

- Independent perfumery design companies (Federico Restrepo, Fabien Baron, Aesthete, Ateliers Dinand);
- Perfumers (IFF, Firmenich, Robertet, Quest, Givaudan, Wessel Fragrances) which create a fragrance consistent with our expectations and, that of the fragrance designers and creators;
- Contract manufacturers of components such as glassware (Saint Gobain, Saverglass, Pochet, Nouvelles Verreries de Momignie), caps (MT Packaging, Codiplas, Risdon, Newburgh) or boxes (Printor Packaging, Draeger, Dannex Manufacturing);
- Production specialists who carry out packaging (MF Production, Brand, CCI, IKI Manufacturing) or logistics (SAGA for storage, order preparation and shipment).

For our prestige products, approximately 80% of component and production needs are purchased from approximately 50 suppliers out of a total of over 160 active suppliers. The suppliers' accounts for our European operations are primarily settled in Euros and for our United States operations, suppliers' accounts are primarily settled in U.S. dollars.

MARKETING AND DISTRIBUTION

PRESTIGE PRODUCTS: For the majority of our international distribution of prestige products, we contract with independent distribution companies specializing in luxury goods. In each country, we designate anywhere from one to three distributors with the status of "exclusive representative" for one or more of our name brands. We also distribute our prestige products through a variety of duty free operators, such as airports and airlines and select vacation destinations.

As our business is a global business and we intend to continue to build our global distribution footprint. In order to adapt to changes in the environment and our business, we have modified our distribution model, and have formed majority owned distribution subsidiaries in the major markets of the United Kingdom, Italy, Spain and Germany for distribution of prestige fragrances. Further, we may enter into future joint ventures arrangements or acquire distribution companies within other key markets to distribute certain of our licensed prestige brands. However, we cannot assure you that we will be able to enter into any future joint venture arrangements or acquire distribution companies, or if we do, that any such transaction will be successful. We believe that in certain markets vertical integration of our distribution network is key to the future growth of our company, and ownership of such distribution should enable us to better serve our customers' needs in local markets and adapt more quickly as situations may determine.

Our third party distributors vary in size depending on the number of competing brands they represent. This extensive and diverse network together with our own distribution subsidiaries, provides us with a significant presence in over 120 countries around the world. Sales to one distributor represented 13%, 15% and 14% of consolidated net sales in 2007, 2006 and 2005, respectively.

Approximately 33% of our prestige fragrance net sales are denominated in U.S. dollars. In an effort to reduce our exposure to foreign currency exchange fluctuations, we engage in a program of cautious hedging of foreign currencies to minimize the risk arising from operations. Our sales are not subject to material seasonal fluctuations.

Distribution in France of our prestige products is carried out by a sales team who oversee some 1,200 points of sale including, retail perfumers (chain stores) such as

- Sephora
- Marionnaud
- Nocibé
- Galeries Lafayette
- Printemps

or specialized independent points of sale. Approximately 90% of prestige product sales in France are made to approximately 20 customers out of a total of over 1,200 active accounts.

SPECIALTY RETAIL AND MASS MARKET PRODUCTS: We do not presently market and distribute Gap, Banana Republic, New York & Company or Brooks Brothers specialty retail products to third parties in the United States. Marketing and distribution are the responsibility of the brand owners which market and sell the products we produce in their own retail locations. With respect to certain license agreements with specialty retailers, we distribute or plan to distribute product to their stores, other specialty retailers and department stores outside the United States including duty free and other travel-related retailers. We utilize our in house sales team to reach our distributors and customers outside the United States.

Mass merchandisers are the target customers for our mass market products. In addition, our mass market products are sold to wholesale distributors, specialty store chains, and to multiple locations of accessory, jewelry and clothing outlets. These products are sold through a highly efficient and dedicated in house sales team and reach approximately 12,000 retail outlets throughout the United States and abroad.


GAP
INDIVIDUALS
GAP
INDIVIDUALS
GAP
INDIVIDUALS
GAP
INDIVIDUA
GAP
INDIVIDUALS

Gap 2007


THE




ALABASTER

Banana Republic 2007


G7
WASH UP
POWER SCRUB
G7
SMOOTH OVER
G7
DAILY FIX

Gap 2007

the **Products**

WE PRODUCE AND DISTRIBUTE our prestige fragrance products primarily under license agreements with brand owners, which represented approximately 85% of net sales for 2007. We have built a portfolio of brands, which include Burberry, Lanvin, Paul Smith, S.T. Dupont, Christian Lacroix, Quiksilver/Roxy, Van Cleef & Arpels and Nickel whose products are distributed in over 120 countries around the world. During the first half of 2007 we began operations of our four newly established majority-owned European distribution subsidiaries. Shipments to these subsidiaries are not recognized as sales until that merchandise is sold by the distribution subsidiary to its customers. Burberry is our most significant license, as sales of Burberry products represented 54%, 57% and 60% net sales for the years ended December 31, 2007, 2006 and 2005, respectively.

Under license agreements, we obtain the right to use the brand name, create new fragrances and packaging, determine positioning and distribution, and market and sell the licensed products, in exchange for the payment of royalties. Our rights under license agreements are also generally subject to certain minimum sales requirements and advertising expenditures.

prestige **fragrances**



Burberry The Beat 2008

BURBERRY



Burberry Summer 2007

BURBERRY: Burberry is our leading prestige fragrance brand and we operate under an exclusive worldwide license with Burberry Limited that was originally entered into in 1993 and replaced by a new agreement in 2004.

We have had significant success in introducing new fragrance families under the Burberry brand name. We have introduced several fragrance families including Burberry, Burberry Week End, Burberry Touch, Burberry Brit and Burberry London. Successful distribution has been achieved in more than a hundred countries around the world by differentiating the positioning and target consumer of each of the families. Our success is evidenced by a 32% five-year compounded annual growth rate in sales of fragrances under the Burberry brand since 2002.

The largest Burberry fragrance family, Burberry Brit, of which the women's scent was launched in fall 2003 and the men's scent launched in fall 2004, has received much industry recognition. The Burberry fragrance family, Burberry London, of which the women's scent was launched in fall 2005 and the men's scent launched in spring of 2006,


BURBERRY
LONDON

Burberry London for Women 2006


BURBERRY
BURBERRY
BURBERRY
FRAGRANCES

Burberry London 2006
Burberry Brit 2003/2004
Burberry Touch 2000
Burberry Weekend 1997
Burberry 1995

has also been well received. The success of the Burberry London launch and subsequent rollout was slightly offset by a modest decline by other fragrances within the brand. As the Burberry brand continues to develop and expand by attracting new customers, the Burberry fragrance portfolio follows suit expanding and continuing to post sales growth.

The most recent Burberry fragrance family, the Beat, is the sixth fragrance family for Burberry fragrances. We intend to capitalize on the commercial and editorial success of Burberry's high-end fashion collections, and to continue to create a strong link to the Burberry fashion brand. The women's scent, which is scheduled for introduction in March 2008, is a concept that is clearly distinct from current fragrance lines. We are targeting a younger segment with a mix of British tradition and an avant-garde positioning with the purpose of expanding our customer base by targeting an edgier consumer. Further, music is a major source of inspiration for the concept of this new women's fragrance.



Burberry Brit for Men 2004



Rumeur 2Rose 2008

LANVIN


LANVIN

Lanvin L'Homme 1997

LANVIN: In July 2007 we acquired the worldwide rights to the Lanvin brand names and international trademarks listed in Class 3 that we had licensed in June 2004. A synonym of luxury and elegance, the Lanvin fashion house, founded in 1889 by Jeanne Lanvin, expanded into fragrances in the 1920s. Today, Lanvin fragrances occupy important positions in the selective distribution market in France, Europe and Asia, particularly with the lines Arpège (created in 1927), Lanvin L'Homme (1997) and Eclat d'Arpège (2002). Our first Lanvin fragrance, Arpège pour Homme, debuted in late 2005. Arpège by Lanvin won the honor of entering the Fragrance Hall of Fame at the 2005 FiFi Awards, an honor given to the best fragrance sold for at least 15 years that has been revitalized. During 2006, we began the launch of Rumeur, our first new Lanvin fragrance for women, which was followed by a wider geographic rollout over the early months of 2007. In addition to the debut of Lanvin Rumeur, solid sales gains made by Éclat d'Arpège which has been a strong seller since its introduction in 2002. We have scheduled the launch of Rumeur 2 Rose, a women's fragrance for the Fall of 2008.


ARPÈGE
EAU DE PARFUM
LANVIN
PARIS
100 ml
3.4 FL OZ

Arpège 1927


RUMEUR
RUMEUR
LANVIN
RUMEUR
RUMEUR

Rumeur 2006


ARPÈGE
POUR HOMME
LANVIN
PARIS

Arpège pour Homme 2005


LANVIN

Rumeur 2006


PAUL SMITH
ROSE
EAU DE PARFUM

Paul Smith Rose 2007


PAUL SMITH
ROSE

Paul Smith

PAUL SMITH: We signed an exclusive license agreement with Paul Smith in December 1998, our first designer fragrance, for the creation, manufacture and worldwide distribution of Paul Smith perfumes and cosmetics. Paul Smith is an internationally renowned British designer who creates fashion with a clear identity. Paul Smith has a modern style which combines elegance, inventiveness and a sense of humor and enjoys a loyal following, especially in the UK and Japan. Fragrances include: Paul Smith, Paul Smith Extrême and Paul Smith London. In the fourth quarter of 2006 we launched the men's fragrance, Paul Smith Story, and in the Fall of 2007, we launched Paul Smith Rose, a new women's fragrance for Paul Smith.


PAUL
SMITH PARFUMS

Paul Smith 2000


Paul
Smith
STORY
Paul
Smith
STORY

Paul Smith Story 2006



Paul Smith Extreme 2002


PAUL
SMITH
LONDON
PAUL
SMITH
LONDON
PAUL
SMITH
LONDON
PAUL
SMITH
LONDON

Paul Smith London 2004

Premier Bouquet 2008


First
Van Cleef & Arpels
Premier Bouquet

First 1976


Eau de Toilette
First
Van Cleef & Arpels

Van Cleef & Arpels

VAN CLEEF & ARPELS: In September 2006 Inter Parfums, S.A. and Van Cleef & Arpels Logistics SA, entered into an exclusive, worldwide license agreement for the creation, development and distribution of fragrance and related bath and body products under the Van Cleef & Arpels brand and related trademarks. The term of the license expires on December 31, 2018. We believe this agreement with Van Cleef & Arpels, the prestigious and legendary world-renowned jewelry designer, is an important step in our development. We also believe its growth potential will strengthen opportunities for expansion of our fragrance business in the high luxury segment. In 1976, Van Cleef & Arpels was a pioneer among jewelers with its launch of the fragrance, First, which exemplified the tradition of boldness of the jewelry house. We plan to build upon this sales base by promoting the two strongest families, First and Tsar, and then create an entirely new line for launch in Fall 2008. We believe this new women's fragrance will be the highest retail price cologne in the market, a 100ml. size fragrance with a suggested retail price of approximately $150.


TSAR
Van Cleef & Arpels
TSAR

Tsar 1989


Van Cleef & Arpels
First
Van Cleef & Arpels

Premier Bouquet 2008


Eau de Toilette
First
Van Cleef & Arpels
Van Cleef & Arpels

First 2006


Van Cleef
Van Cleef & Arpels
EAU DE TOILETTE

Van Cleef 1994


BLANC
S.T. Dupont

S.T. Dupont Blanc Noir 2007/2006


S.T. Dupont
PARIS

S.T. Dupont Essence Pure 2002


S.T. Dupont
PARIS
100ml
3,3FL OZ

S.T. Dupont Noir 2006



S.T. Dupont Blanc 2007

S.T. Dupont
PARIS

S.T. DUPONT: In June 1997, we signed an exclusive license agreement with S.T. Dupont which we extended in 2006 until June 30, 2011, for the creation, manufacture and worldwide distribution of S.T. Dupont perfumes. Fragrances include: S.T. Dupont Paris, S.T. Dupont Essence Pure and L'Eau de S.T. Dupont. In addition, during 2006 we launched the new men's fragrance, S.T. Dupont Noir, which was received well in Eastern Europe and the Middle East. During 2007 we launched S.T. Dupont Blanc, a new women's fragrance for S.T. Dupont. Finally, we are developing a new fragrance line for both women and men for 2008.


L'eau
S.T. Dupont
L'eau
S.T. Dupont

L'eau de S.T. Dupont 2004


Christian Lacroix
EAU DE PARFUM
100ml 3.3 FL.OZ

C'est la fete ! 2007



Christian Lacroix

CHRISTIAN LACROIX: In March 1999, we entered into an exclusive license agreement with the Christian Lacroix Company, formerly a division of LVMH Moet Hennessy Louis Vuitton S.A., for the worldwide development, manufacture and distribution of perfumes. For us, this association with a prestigious fashion label is another key area for growth which we expect will further strengthen our position in the prestige fragrance market. Our Christian Lacroix fragrances families for both men and women include: Eau Florale, Bazar, Tumulte and C'est la fête, a new women's fragrance we launched in Spring 2007.


CHRISTIAN
LACROIX

Eau Florale 2000


Tumulte
Christian Lacroix
Parfums

Tumulte 2005


Christian Lacroix
Tumulte
Pour Homme

Tumulte pour Homme 2006

QUIKSILVER/ROXY: In March 2006 Inter Parfums S.A., and QS Holdings SARL signed an exclusive worldwide license agreement for the creation, development and distribution of fragrance, suncare, skincare and related products under the Roxy brand and suncare and related products under the Quiksilver brand. The term of the license expires in December 2017.

We intend to develop entirely new product categories for each of the two brands, which are important brands for the global youth market and synonymous with the heritage and culture of surfing, skateboarding and snowboarding. Quiksilver Inc.'s apparel and footwear brands represent a casual lifestyle for young-minded people that connect with its board riding culture and heritage, while its winter sports and golf brands symbolize a long-standing commitment to technical expertise and competitive success on the mountains and on the links.

In late 2007 we launched Roxy, the first fragrance line for women, and in 2008 we intend to launch Roxy Love, another women's fragrance, followed by a Quiksilver suncare line, Sun Energy, and then our first Quiksilver fragrance line for men.


ROXY
ROXY

Roxy 2007


ROXY


ROXY
ROXY


prestige
skin care


NICKEL
HYDRATANT
SUPER
SPEED
MOISTURE
50 ml
1.7 FL OZ

Super Speed 2007

NICKEL

NICKEL: In April 2004 Inter Parfums, S.A. acquired a 67.6% interest in Nickel S.A., and in June 2007, the minority shareholders of Nickel S.A., exercised their rights to sell their remaining 32.4% interest in Nickel S.A. to us for approximately $4.7 million in cash.

Established in 1996, Nickel has developed two innovative concepts in the world of cosmetics: spas exclusively for male customers and skin care products for men. The Nickel skin care products for the face and body are sold through prestige department and specialty stores primarily in France, the balance of Western Europe and in the United States, as well as through our men's spas in Paris and New York.

As the result of disappointing sales of the Eau Maximum fragrance line, we discontinued that line which contributed to the downturn in sales for 2007. In 2008, we intend to focus more on skin care products and launch several new skin care products in order to grow Nickel sales.


NICKEL
Une vie super speed, de lendemain de fête de coup de gueule et toujours NICKEL

Skincare 2007





Spa Nickel Paris 2007



Morning-after Rescue Gel 1996



Silicon Valley 2005

specialty retail **and mass market**


CORDOVAN
CORDOVAN

Banana Republic 2007


GAP
the LOVER
the ORIGINAL
the VISIONARY

Gap 2007

GAP AND BANANA REPUBLIC: In July 2005, we entered into an exclusive agreement with Gap, Inc. to develop, produce, manufacture and distribute fragrance, personal care and home fragrance products for Gap and Banana Republic brand names to be sold in Gap and Banana Republic retail stores in the United States and Canada.

In March 2006, we entered into an addendum to our exclusive agreement with Gap, Inc., whereby we obtained the additional rights to develop, produce, manufacture and distribute fragrance, personal care and home fragrance products for Gap Outlet and Banana Republic Factory Stores in the United States and Canada.

In September 2006, we launched the Banana Republic Discover Collection, a family of five fragrances, we developed and supply to Banana Republic's North American stores. The collection consists of three scents for women and two for men, each named after a luxurious, natural material that is both emotional and authentic.

During 2007, we had a staged rollout of new products to additional Gap stores, as well as new product launches for both Banana Republic and Gap stores. For Banana Republic, two new fragrances were added to the Discover Collection, and companion products such as body wash, body cream and shower gel were also introduced.

In addition, beginning in the third quarter 2007, Individuals, a very special high end collection of five fragrances for men and women as well as a men's fragrance and grooming collection, known as G7, began being rolled-out to Gap's North American stores. Further, we developed special holiday and seasonal products and assortments for both Banana Republic and Gap stores were shipped in the fourth quarter of 2007.

BROOKS BROTHERS: In November 2007, we entered into an exclusive agreement with Retail Brand Alliance, Inc. covering the design, manufacture and supply of personal care products for men and women to be sold at Brooks Brothers locations in the United States as well as a licensing agreement covering Brooks Brothers stores and specialty and department stores outside the United States and duty free and other travel-related retailers. In addition to new product development, we will assume responsibility for the production and supply of existing Brooks Brothers fragrance and related personal care products.

In the United States, we will be responsible for product development, formula creation, packaging design and manufacturing while Brooks Brothers will be responsible for marketing, advertising and in-store sales. The first new products to be developed by us are tentatively scheduled for launch in November 2008 at Brooks Brothers retail stores in the United States. We expect that International distribution is to begin in 2009.

The initial term of the agreement expires on December 31, 2013. We have the right to extend the term of the agreement for five (5) years, until December 31, 2018, subject to certain minimum sales and other requirements. Further, if our agreement has been extended, then both parties have agreed to negotiate in good faith the terms of a second five (5) year optional extension term not less than six (6) months prior to December 31, 2018.

NEW YORK & COMPANY: In April 2007 we signed an exclusive agreement with New York & Company, Inc. under which we design and manufacture personal care products to be sold at the New York & Company retail locations and on their website. Pursuant to the agreement, we are responsible for product development, formula creation, packaging and manufacturing while New York & Company is responsible for marketing and selling in its stores.

New York & Company has achieved by building its brand and loyal customer base around clothing and accessories that are 'trendy, affordable, comfortable and sexy for real women and with real lives'. The bath and body products that we developed are designed for the target New York & Company customer, the fashion-conscious, value-sensitive women between the ages of 25 and 45. In November 2007 we launched the initial bath and body collections and holiday gift sets that were developed for New York & Company's more than 560 stores.

MASS MARKET: Our mass market products are also comprised of fragrances and fragrance related products. We produce a variety of alternative designer fragrances and personal care products that sell at a substantial discount from their brand name counterparts. Our alternative designer fragrances are similar in scent to highly advertised designer fragrances that are marketed at a higher retail price. Our mass market fragrance brands include several proprietary brand names as well as a license for the Jordache brand. We also market our Aziza line of low priced eye shadow kits, mascara, and pencils, focusing on the young teen market and a line of health and beauty aids under our Intimate brand name consisting of shampoo, conditioner, hand lotion and baby oil. All of these products are distributed to the same mass market retailers and discount chains.


Uptown Angel

New York & Company 2007

QUARTERLY FINANCIAL DATA: (UNAUDITED)
(In thousands, except per share data)

2007	Q1	Q2	Q3	Q4	Full Year
Net Sales	$85,120	$82,764	$102,320	$119,356	$389,560
Gross Profit	51,933	48,149	60,066	69,275	229,423
Net Income	5,793	3,749	5,660	8,615	23,817
Net Income per Share:					
Basic	$0.28	$0.18	$0.28	$0.42	$1.16
Diluted	0.28	0.18	0.27	0.41	1.14
Average Common Shares Outstanding:					
Basic	20,436	20,437	20,437	20,431	20,444
Diluted	20,620	20,725	20,678	20,621	20,670

2006	Q1	Q2	Q3	Q4	Full Year
Net Sales	$70,900	$70,285	$89,690	$90,179	$321,054
Gross Profit	40,296	39,670	48,688	48,545	177,199
Net Income	4,420	3,192	4,645	5,485	17,742
Net Income per Share:					
Basic	$0.22	$0.16	$0.23	$0.27	$0.87
Diluted	0.22	0.16	0.23	0.27	0.86
Average Common Shares Outstanding:					
Basic	20,267	20,315	20,322	20,392	20,324
Diluted	20,544	20,564	20,546	20,620	20,568


North America
30%
Central & South
America
7%

CONSOLIDATED NET SALES TO CUSTOMERS BY REGION

	Year Ended December 31		
	2007	2006	2005
North America	$115,400	$107,400	$81,800
Europe	173,200	128,300	116,800
Central and South America	28,200	24,500	21,800
Middle East	26,100	21,900	19,800
Asia	43,900	37,700	32,200
Other	2,800	1,300	1,100
	$389,600	$321,100	$273,500

CONSOLIDATED NET SALES TO CUSTOMERS IN MAJOR COUNTRIES

	Year Ended December 31		
	2007	2006	2005
United States	$113,000	$104,000	$80,000
United Kingdom	28,000	28,000	26,000
France	30,000	21,000	17,000


Europe
44%
Middle East
7%
Asia
11%

the Organization

ALL CORPORATE FUNCTIONS INCLUDING PRODUCT ANALYSIS AND DEVELOPMENT, production and sales, and finance are coordinated at the Company's corporate headquarters in New York and at the corporate offices of Inter Parfums, S.A. in Paris. Each company is organized into two operational units that report directly to general management, and European operations ultimately report to Mr. Benacin and United States operations ultimately report to Mr. Madar.

SIMPLIFIED CHART OF THE ORGANIZATION


52%
48%
Inter Parfums, Inc.
(Nasdaq - "IPAR")
100%
100%
100%
100%
75%
100%
100%
100%
51%
51%
51%
51%

FINANCE, INVESTOR RELATIONS AND ADMINISTRATION: Russell Greenberg in the United States and Philippe Santi in France:

- Financial policy and communication, investor relations;
- Financial accounting, cost accounting, budgeting and cash flow management;
- Disclosure requirements of the Securities and Exchange Commission and Commission des Operations de Bourse;
- Labor relations, tax and legal matters and management information systems.

OPERATIONS: Henry B. Clarke, Gerald McKenna and Alex Canavan in the United States and Axel Marot in France:

- Product development;
- Logistics and transportation;
- Purchasing and industrial relations;
- Quality control and inventory cost supervision.

EXPORT SALES: Michel Bes and Herve Bouillonnec in the United States and Frédéric Garcia-Pelayo and Hugues de la Chevasnerie in France:

- International development strategy;
- Establishment of distributor networks and negotiation of contracts;
- Monitoring of profit margins and advertising expenditures.

DOMESTIC (HOME COUNTRY) SALES: Michel Bes in the United States and Jack Ayer in France:

- Establish and apply domestic sales strategy and distribution policy;
- Sales team management and development;
- Monitoring of profit margins and advertising expenditures.

CONTENTS

management's **Discussion and Analysis**

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW: We operate in the fragrance business, and manufacture, market and distribute a wide array of fragrances and fragrance related products. We manage our business in two segments, European based operations and United States based operations. Our prestige fragrance products are produced and marketed by our European operations through our 75% owned subsidiary in Paris, Inter Parfums, S.A., which is also a publicly traded company as 25% of Inter Parfums, S.A. shares trade on the Euronext. Prestige cosmetics and prestige skin care products represent less than 3% of consolidated net sales.

We produce and distribute our prestige products primarily under license agreements with brand owners and prestige product sales represented approximately 85% of net sales for 2007. We have built a portfolio of brands, which include Burberry, Lanvin, Paul Smith, S.T. Dupont, Christian Lacroix, Quiksilver/Roxy, Van Cleef & Arpels and Nickel whose products are distributed in over 120 countries around the world. During the first half of 2007 we began operations of our four newly established majority-owned European distribution subsidiaries. Shipments to these subsidiaries are not recognized as sales until that merchandise is sold by the distribution subsidiary to its customers. Burberry is our most significant license, as sales of Burberry products represented 54%, 57% and 60% of net sales for the years ended December 31, 2007, 2006 and 2005, respectively.

Our specialty retail and mass-market fragrance and fragrance related products are marketed through our United States operations and represented 15% of sales for the year ended December 31, 2007. These products are sold under trademarks owned by us or pursuant to license or other agreements with the owners of the Gap, Banana Republic, New York & Company, Brooks Brothers, and Jordache trademarks.

Seasonality has never been a major factor for our Company. However, with the establishment of our four majority-owned European distribution subsidiaries and our growing specialty retail product lines, sales are expected to be more concentrated in the second half of the year than ever before.

We grow our business in two distinct ways. First, we grow by adding new brands to our portfolio, either through new licenses or out-right acquisitions of brands. Second, we grow through the creation of fragrance family extensions within the existing brands in our portfolio. Every year or two, we create a new family of fragrances for each brand in our portfolio.

Our business is not capital intensive, and it is important to note that we do not own any manufacturing facilities. We act as a general contractor and source our needed components from our suppliers. These components are received at one of our distribution centers and then, based upon production needs, the components are sent to one of several third party fillers which manufacture the finished good for us and ship it back to our distribution center.

RECENT IMPORTANT EVENTS

BROOKS BROTHERS: In November 2007, we entered into exclusive agreements with Retail Brand Alliance, Inc., d/b/a/ Brooks Brothers ("Brooks Brothers") under which we will design, manufacture and supply personal care products for men and women to be sold at Brooks Brothers locations in the United States as well as a licensing agreement covering Brooks Brothers stores and specialty retail and department stores outside the United States, including duty free and other travel-related retailers.

LANVIN: In July 2007, we acquired the worldwide rights to the Lanvin brand names and international trademarks listed in Class 3 from Jeanne Lanvin, S.A. ("Lanvin"). Among other items, Class 3 of the international classification of trademarks goods and services include: soaps, perfumery, essential oils, cosmetics and hair lotions. We paid €22 million (approximately $29.7 million) in cash for the brand names and trademarks and simultaneously terminated our existing license agreement. In addition, Lanvin has the right to repurchase the brand names and trademarks in 2025 for the greater of €70 million or one times the average of the annual sales for the years ending December 31, 2023 and 2024.

Prior to this acquisition, the amount paid to secure the license agreement with Lanvin was being amortized over the life of the license agreement. At June 30, 2007, that intangible asset, net of accumulated amortization aggregated €13.2 million. The €22 million paid in July 2007 for the brand names and trademarks together with the carrying value related to the license agreement represents the total cost of acquiring the brand names and trademarks.

NEW YORK & COMPANY: In April 2007, we entered into an exclusive agreement with New York & Company, Inc. under which we design and manufacture personal care products to be sold at the New York & Company retail locations and on their website. We are responsible for product development, formula creation, packaging and manufacturing while New York & Company is responsible for marketing and selling in its stores.

VAN CLEEF & ARPELS: In September 2006, we entered into an exclusive, worldwide license agreement with Van Cleef & Arpels Logistics SA, for the creation, development and distribution of fragrance and related bath and body products under the Van Cleef & Arpels brand and related trademarks. The agreement runs through December 31, 2018. As an inducement to enter into this license agreement we agreed to pay, in January 2007, €18 million (approximately $23.4 million) to Van Cleef & Arpels Logistics SA in a lump sum, up front payment, and we agreed to purchase existing inventory held by YSL Beauté, the former licensee. The license agreement became effective on January 1, 2007.

QUIKSILVER: In March 2006, we entered into an exclusive worldwide license agreement with Quiksilver, Inc. for the creation, development and distribution of fragrance, suncare, skincare and related products under the Roxy and Quiksilver brands. The agreement runs through 2017.

GAP AND BANANA REPUBLIC: In July 2005, we entered into an exclusive agreement with Gap, Inc. to develop, produce, manufacture and distribute personal care and home fragrance products for Gap and Banana Republic brand names to be sold in Gap and Banana Republic retail stores in the United States and Canada. In March 2006, the agreement was amended to include Gap Outlet and Banana Republic Factory Stores in the United States and Canada.

DISCUSSION OF CRITICAL ACCOUNTING POLICIES

We make estimates and assumptions in the preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations. These accounting policies generally require our management's most difficult and subjective judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The following is a brief discussion of the more critical accounting policies that we employ.

REVENUE RECOGNITION: We sell our products to department stores, perfumeries, specialty retailers, mass-market retailers, supermarkets and domestic and international wholesalers and distributors. Sales of such products by our domestic subsidiaries are denominated in U.S. dollars and sales of such products by our foreign subsidiaries are primarily denominated in either Euros or U.S. dollars. Accounts receivable reflect the granting of credit to these customers. We generally grant credit based upon our analysis of the customer's financial position as well as previously established buying patterns. We recognize revenues when merchandise is shipped and the risk of loss passes to the customer. Net sales are comprised of gross revenues less returns, trade discounts and allowances.

SALES RETURNS: Generally, we do not permit customers to return their unsold products. However, on a case-by-case basis we occasionally allow customer returns. We regularly review and revise, as deemed necessary, our estimate of reserves for future sales returns based primarily upon historic trends and relevant current data. We record estimated reserves for sales returns as a reduction of sales, cost of sales and accounts receivable. Returned products are recorded as inventories and are valued based upon estimated realizable value. The physical condition and marketability of returned products are the major factors we consider in estimating realizable value. Actual returns, as well as estimated realizable values of returned products, may differ significantly, either favorably or unfavorably, from our estimates, if factors such as economic conditions, inventory levels or competitive conditions differ from our expectations.

PROMOTIONAL ALLOWANCES: We have various performance-based arrangements with certain retailers. These arrangements primarily allow customers to take deductions against amounts owed to us for product purchases. The costs that the Company incurs for performance based arrangements, shelf replacement costs and slotting fees are netted against revenues on the Company's consolidated statement of income. Estimated accruals for promotions and advertising programs are recorded in the period in which the related revenue is recognized. We review and revise the estimated accruals for the projected costs for these promotions. Actual costs incurred may differ significantly, either favorably or unfavorably, from estimates if factors such as the level and success of the retailers' programs or other conditions differ from our expectations.

INVENTORIES: Inventories are stated at the lower of cost or market value. Cost is principally determined by the first-in, first-out method. We record adjustments to the cost of inventories based upon our sales forecast and the physical condition of the inventories. These adjustments are estimates, which could vary significantly, either favorably or unfavorably, from actual requirements if future economic conditions or competitive conditions differ from our expectations.

EQUIPMENT AND OTHER LONG-LIVED ASSETS: Equipment, which includes tools and molds, is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of such assets. Changes in circumstances such as technological advances, changes to our business model or changes in our capital spending strategy can result in the actual useful lives differing from our estimates. In those cases where we determine that the useful life of equipment should be shortened, we would depreciate the net book value in excess of the salvage value, over its revised remaining useful life, thereby increasing depreciation expense. Factors such as changes in the planned use of equipment, or market acceptance of products, could result in shortened useful lives.

Long-lived assets, including trademarks, licenses, goodwill and other rights, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value, then we recognize an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset. The estimate of undiscounted cash flow is based upon, among other things, certain assumptions about expected future operating performance. Our estimates of undiscounted cash flow may differ from actual cash flow due to, among other things, economic conditions, changes to our business model or changes in consumer acceptance of our products. In those cases where we determine that the useful life of other long-lived assets should be shortened, we would depreciate the net book value in excess of the salvage value (after testing for impairment as described above), over the revised remaining useful life of such asset thereby increasing amortization expense.

INCOME TAXES: Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to the difference between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Tax benefits recognized are reduced by a valuation allowance where it is more likely than not that the benefits may not be realized.


gapbody
gapbody
#784
#362
#494

Gap 2007

RESULTS OF OPERATIONS

NET SALES

(In millions)

					Year Ended December 31
	2007	% Change	2006	% Change	2005
European based product sales	$330.8	22%	$270.1	13%	$239.2
United States based product sales	58.8	15%	51.0	49%	34.3
Total net sales	$389.6	21%	$321.1	17%	$273.5

Net sales for the year ended December 31, 2007 increased 21% to $389.6 million. For the year ended December 31, 2006, net sales were up 17%. At comparable foreign currency exchange rates, net sales rose 15% and 17% for 2007 and 2006, respectively. The weakness of the US dollar relative to the euro gave rise to the difference between constant dollar and reported net sales in 2007.

European based prestige product sales, which were up 13% in 2006, grew an additional 22% in 2007. With no major Burberry launches in 2007 other than seasonal additions, Burberry fragrance performed well and sales reached $210 million, up 10% in local currency. In 2006, with the launch and roll-out of Burberry's fifth major line, Burberry London, Burberry fragrance sales reached $182 million, up 10% in local currency. In 2006, excluding the effect of the discontinued Burberry limited edition Brit Red line, brand sales were up 20% in local currency.

After significant growth in 2006 and no major new product launches in 2007, sales of Lanvin fragrances reached $46 million in 2007, unchanged in local currency. In 2006 Lanvin fragrances exceeded targets with sales of $44 million, up 20% in local currency, due to strong gains by the Eclat d'Arpège line, which came to market in 2002. Lanvin brand sales in 2006 were also boosted by the launch of its Rumeur line.

Similarly, Paul Smith sales in 2007 were basically unchanged in local currency after achieving a 2006 increase of 22% in local currency. Much of the 2006 growth came from our first Paul Smith fragrance, which debuted in 2000 and Paul Smith Extrême, which came to market in 2002.

In January 2007, we began operations pursuant to our Van Cleef & Arpels license agreement. Sales of products under the Van Cleef & Arpels brand aggregated $16.0 million for the year ended December 31, 2007.

During the first half of 2007 we began operations of our four newly established majority-owned European distribution subsidiaries. Shipments to these subsidiaries are not recognized as sales until that merchandise is sold by the distribution subsidiary to its customers. Sales have been slightly below expectations due to a slower than expected startup of our distribution subsidiaries. Net sales contributions from our distribution subsidiaries were $10.8 million after the elimination of sales to our distribution subsidiaries.

We are now preparing for a very active launch schedule for 2008 which began in the first quarter of 2008 with a new fragrance family for Burberry fragrances. Our license with Quiksilver was recently amended to include men's fragrance; the debut of the first Quiksilver fragrance is scheduled for September 2008. In addition, we intend to launch new products in 2008 for Lanvin, Roxy, Paul Smith and Van Cleef & Arpels.

With respect to our United States specialty retail and mass market products, net sales were up an additional 15% in 2007 after rising 49% in 2006. In early 2006, we began shipping Gap, Gap Outlet, Banana Republic and Banana Republic Factory Stores, their existing fragrance and personal care products. In August 2006 we launched the Banana Republic Discover Collection, a family of five fragrances which debuted in all Banana Republic North American stores in September. The initial collection consisted of three scents for women and two for men. Bath and body products as well as home fragrance products were also created to complement the fragrance selection. The Discover Collection was enlarged by two new scents in the fall of 2007, and we intend to further expand product selection for Banana Republic.

In May 2007, over 150 Gap Body stores in the United States and Canada unveiled the more than 70 new bath and body products we created for them. The bath and body line was followed in August 2007 by new Gap eau de toilette products and men's fragrance and grooming products. All product lines were rolled-out to approximately 200 Gap stores in August and approximately 300 Gap stores in October. In addition, we prepared a complete assortment of Holiday programs for Gap and Banana Republic North American stores.

In April 2007, we entered into an exclusive agreement with New York & Company, Inc. under which we design and manufacture personal care products to be sold at the New York & Company retail locations and on their website. The initial line of bath and body products designed and developed for New York & Company was in their stores in time for the 2007 Holiday season.

Unlike our growing specialty retail fragrance products, sales of mass market fragrance products have been in a decline for several years. We believe that rising oil and gas prices are a significant cause for declining sales in the dollar store markets, as dollar store customers have less disposable cash. We have no plans to discontinue sales to this market which aggregated approximately $24 million in 2007 and contributes significantly to our United States based operations. We have and will however, continue to consolidate our product offerings.

In addition, we are actively pursuing other new business opportunities. However, we cannot assure you that any new licenses, acquisitions or specialty retail agreements will be consummated.

GROSS PROFIT MARGINS

(In millions)

	Year Ended December 31		
	2007	2006	2005
Net sales	$389.6	$321.1	$273.5
Cost of sales	160.2	143.9	115.8
Gross margin	$229.4	$177.2	$157.7
Gross margin as a percent of net sales	59%	55%	58%

Gross profit margins were 59% in 2007, 55% in 2006 and 58% in 2005. Approximately half of the gross profit margin increase as a percentage of sales in 2007 is the result of the commencement of operations of our newly established majority-owned European distribution subsidiaries. The other half is a result of product sales mix within our United States based operations, as specialty retail product sales generate a higher gross margin than mass market product sales.

Although gross margins from individual product families have remained relatively consistent, sales of products from our European based prestige fragrances have always generated significantly higher gross profit margins than sales of our United States based specialty retail and mass market products. Although this was not a significant factor in 2007, in 2006 fluctuations in sales product mix between our European operations and our United States operations was the primary factor influencing gross margin fluctuations. In 2006, sales from United States operations grew 49% while sales from European operations grew 13% resulting in a 3% decline in gross margin.

Generally, we do not bill customers for shipping and handling costs and such costs, which aggregated $6.2 million, $5.5 million and $4.2 million in 2007, 2006 and 2005, respectively, are included in selling, general and administrative expense in the consolidated statements of income. As such, our Company's gross profit may not be comparable to other companies which may include these expenses as a component of cost of goods sold.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

(In millions)

	Year Ended December 31		
	2007	2006	2005
Selling, general & administrative	$181.2	$141.1	$126.4
Selling, general & administrative as a percent of net sales	47%	44%	46%

Selling, general and administrative expense increased 28% for the year ended December 31, 2007, as compared to 2006 and 12% for the year ended December 31, 2006, as compared to 2005. As a percentage of sales selling, general and administrative expense was 47%, 44% and 46% for the years ended December 31, 2007, 2006 and 2005, respectively.

Selling, general and administrative expenses for 2007 includes approximately $12 million in servicing fees related to the operations of our newly established majority-owned European distribution subsidiaries which commenced operations in 2007. Other major components of selling, general and administrative expense are promotion and advertising expenditures and royalty expense. Promotion and advertising aggregated $58.5 million, $46.5 million and $40.8 million for the years ended December 31, 2007, 2006 and 2005, respectively. Royalty expense aggregated $35.6 million, $31.4 million and $27.1 million for the years ended December 31, 2007, 2006 and 2005, respectively.

We review goodwill and trademarks with indefinite lives for impairment at least annually, and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The goodwill relates to our Nickel skin care business which is primarily a component of our European based operations. In performing our annual review of the recoverability of the carrying amount of goodwill, we determined that sales levels were less than originally anticipated. Therefore, the carrying amount of the goodwill exceeded fair value determined by comparison to prices of comparable businesses resulting in an impairment loss of $0.9 million.

Income from operations increased 31% to $47.3 million in 2007, as compared to $36.1 million in 2006. In 2006, income from operations increased 15% to $36.1 million, as compared to $31.4 million in 2005. Operating margins aggregated 12.1%, 11.3% and 11.5% for the years ended December 31, 2007, 2006 and 2005, respectively.

Interest expense aggregated $3.7 million, $1.8 million and $1.0 million for the years ended December 31, 2007, 2006 and 2005, respectively. We use the credit lines available to us, as needed, to finance our working capital needs as well as our financing needs for acquisitions. In 2007, an €18 million and a €22 million long-term credit facility was entered into in January and September 2007, respectively, to finance payments required for the Van Cleef & Arpels license agreement and the acquisition of the Lanvin trademarks.

Foreign currency gains or (losses) aggregated ($0.2) million, $0.2 million and ($0.3) million for the years ended December 31, 2007, 2006 and 2005, respectively. We enter into foreign currency forward exchange contracts to manage exposure related to certain foreign currency commitments.

Our effective income tax rate was 35.3%, 35.6% and 35.1% for the years ended December 31, 2007, 2006 and 2005, respectively. Our effective tax rates differ from statutory rates due to the effect of state and local taxes and tax rates in foreign jurisdictions which are slightly higher than those in the United States. In 2007 and 2006, valuation allowances of $0.2 million and $0.8 million has been provided against certain foreign net operating loss carryforwards, as future profitable operations from certain foreign subsidiaries might not be sufficient to realize the full amount of net operating loss carryforwards recognized. No significant changes in tax rates were experienced nor were any expected in jurisdictions where we operate.

NET INCOME AND EARNINGS PER SHARE

(In thousands except per share data)

			Year Ended December 31
	2007	2006	2005
Net income	$23,817	$17,742	$15,263
Net income per share:			
Basic	$1.16	$0.87	$0.76
Diluted	$1.14	$0.86	$0.75
Weighted average number of shares outstanding:			
Basic	20,444	20,324	20,078
Diluted	20,670	20,568	20,487

Net income increased 34% to $23.8 million in 2007, as compared to $17.7 million in 2006. In 2006 net income increased 16% to $17.7 million, as compared to $15.3 million in 2005. Net margins aggregated 6.1%, 5.5% and 5.6% for the years ended December 31, 2007, 2006 and 2005, respectively. In 2007, we were able to leverage expenses while increasing sales within our European operations and our United States operations began to see a significant turnaround in its business.

Diluted earnings per share aggregated $1.14, $0.86 and $0.75 in 2007, 2006 and 2005, respectively. Weighted average shares outstanding aggregated 20.4 million, 20.3 million and 20.1 million for the years ended December 31, 2007, 2006 and 2005, respectively. On a diluted basis, average shares outstanding were 20.7 million, 20.6 million and 20.5 million for the years ended December 31, 2007, 2006 and 2005, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Our financial position remains strong. At December 31, 2007, working capital aggregated $179 million and we had a working capital ratio of 2.2 to 1. Cash and cash equivalents aggregated $90 million.

In July 2007, we acquired the worldwide rights to the Lanvin brand names and international trademarks listed in Class 3 from Lanvin. Among other items, Class 3 of the international classification of trademarks goods and services include: soaps, perfumery, essential oils, cosmetics and hair lotions. We paid €22 million (approximately $29.7 million) in cash for the brand names and trademarks and simultaneously terminated our existing license agreement. In addition, Lanvin has the right to repurchase the brand names and trademarks in 2025 for the greater of €70 million or one times the average of the annual sales for the years ending December 31, 2023 and 2024. In September 2007, in connection with the acquisition, we entered into a €22 million five-year credit agreement. The long-term credit facility, which bears interest at 0.40% above the three month EURIBOR rate provides for principal to be repaid in 20 equal quarterly installments.

In June 2007, the minority shareholders of Nickel S.A., a consolidated subsidiary of the Company, exercised their rights to sell their remaining 32.4% interest in Nickel S.A. to the Company for approximately $4.7 million in cash. The acquisition was accounted for under the purchase method.

In December 2007, we acquired an additional 1.2% interest in IPSA, our majority owned French subsidiary, from its minority shareholders for approximately $6.3 million in cash. The acquisition was accounted for under the purchase method. An additional 3.3% interest was acquired in January and February 2008 for approximately $16.0 million in cash.

In September 2006, we entered into an exclusive, worldwide license agreement with Van Cleef & Arpels Logistics SA, for the creation, development and distribution of fragrance and related bath and body products under the Van Cleef & Arpels brand and related trademarks. As an inducement to enter into this license agreement, in January 2007 we paid €18 million (approximately $23.8 million) to Van Cleef & Arpels Logistics SA in a lump sum, up front payment and we purchased existing inventory of approximately $2.1 million held by YSL Beauté, the former licensee. In January 2007, the up front payment was financed with an €18 million five-year credit agreement. The long-term credit facility, which bears interest at 4.1% provides for principal to be repaid in 20 quarterly installments.

Cash provided by operating activities aggregated $38.5 million, $13.4 million and $30.4 million for the years ended December 31, 2007, 2006 and 2005, respectively. In 2006 cash provided by operating activities shows that inventories increased 33% from December 31, 2005. Inventories were at an unusually low level as of December 31, 2005 as no major new product launches were on the calendar. Our 2006 new prestige product calendar was very ambitious, with launches of new fragrance families for our three largest prestige brands. In addition, an inventory buildup was required for new products created for the launch in Banana Republic North American stores as well as the transitioning of component sourcing and production of Gap, Inc.'s existing fragrance and personal care products to suppliers and contract fillers of the Company.

Cash provided by operating activities in 2006 also shows that accounts receivable increased 22% from the December 31, 2005 balance which is reasonable considering that sales were up

17% for the year and 37% for the fourth quarter alone.

In 2007 a significant inventory build up was required to support the debut of the newest Burberry fragrance family, Burberry Beat, which began shipping in the first quarter of 2008. The effect on cash flow from operations was minimal as this increase was offset by an increase in accounts payable and accrued expenses. Overall, changes in working capital items had a minimal effect on 2007 cash flow from operations. Net income plus non cash items including depreciation and amortization and minority interest in net income of consolidated subsidiary resulted in substantial positive operating cash flow for the year.

Cash flows used in investing activities in 2007 reflects the payment for acquisition of minority interests including $4.7 million for the remaining portion of Nickel S.A. and $6.3 million for the acquisition of additional shares of IPSA, our majority owned French subsidiary. The 2007 statement also reflects $58.7 million in payments required in connection with our acquisition of the Van Cleef & Arpels license agreement, the Lanvin trademarks and other intangible assets. The proceeds from long-term debt facilities entered into in connection with these acquisitions are reflected in financing activities.

In 2007 we also received net proceeds of approximately $13 million from the sale of short-term investments which was used to finance our working capital needs. Approximately $2.4 million was spent for capital items. Our business is not capital intensive as we do not own any manufacturing facilities. We typically spend between $2.0 and $3.0 million per year on tools and molds, depending on our new product development calendar. The balance of capital expenditures is for office fixtures, computer equipment and industrial equipment needed at our distribution centers. Capital expenditures in 2008 are expected to be in the range of $2.5 million to $3.5 million, considering our 2008 launch schedule.

Cash flows used in investing activities in 2006, reflect net proceeds from the sale of short-term investments of $4.6 million, approximately $5.0 million in payments for intangible assets and approximately $3.5 million in capital expenditures.

In December 2007, our board of directors authorized a continuation of our cash dividend of $0.20 per share, aggregating approximately $4.1 million per annum, payable $.05 per share on a quarterly basis. Our next cash dividend of $.05 per share is to be paid on April 15, 2008 to shareholders of record on March 31, 2008. Dividends paid, including dividends paid once per year to minority stockholders of Inter Parfums, S.A., aggregated $5.5 million, $4.5 million and $4.1 million for the years ended December 31, 2007, 2006 and 2005, respectively. The cash dividends paid in 2007 represented a small part of our cash position and the dividends for 2008 are not expected to have any significant impact on our financial position.

Our short-term financing requirements are expected to be met by available cash and short-term investments on hand at December 31, 2007, cash generated by operations and short-term credit lines provided by domestic and foreign banks. The principal credit facilities for 2008 consist of a $12.0 million unsecured revolving line of credit provided by a domestic commercial bank and approximately $45.0 million in credit lines provided by a consortium of international financial institutions.

We believe that funds generated from operations, supplemented by our present cash position and available credit facilities, will provide us with sufficient resources to meet all present and reasonably foreseeable future operating needs

Inflation rates in the U.S. and foreign countries in which we operate did not have a significant impact on operating results for the year ended December 31, 2007.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

GENERAL: We address certain financial exposures through a controlled program of risk management that primarily consists of the use of derivative financial instruments. We primarily enter into foreign currency forward exchange contracts in order to reduce the effects of fluctuating foreign currency exchange rates. We do not engage in the trading of foreign currency forward exchange contracts or interest rate swaps.

FOREIGN EXCHANGE RISK MANAGEMENT: We periodically enter into foreign currency forward exchange contracts to hedge exposure related to receivables denominated in a foreign currency and to manage risks related to future sales expected to be denominated in a foreign currency. We enter into these exchange contracts for periods consistent with our identified exposures. The purpose of the hedging activities is to minimize the effect of foreign exchange rate movements on the receivables and cash flows of Inter Parfums, S.A., our French subsidiary, whose functional currency is the Euro. All foreign currency contracts are denominated in currencies of major industrial countries and are with large financial institutions, which are rated as strong investment grade.

All derivative instruments are required to be reflected as either assets or liabilities in the balance sheet measured at fair value. Generally, increases or decreases in fair value of derivative instruments will be recognized as gains or losses in earnings in the period of change. If the derivative is designated and qualifies as a cash flow hedge, then the changes in fair value of the derivative instrument will be recorded in other comprehensive income.

Before entering into a derivative transaction for hedging purposes, we determine that the change in the value of the derivative will effectively offset the change in the fair value of the hedged item from a movement in foreign currency rates. Then, we measure the effectiveness of each hedge throughout the hedged period. Any hedge ineffectiveness is recognized in the income statement.

We believe that our risk of loss as the result of nonperformance by any of such financial institutions is remote and in any event would not be material. The contracts have varying maturities with none exceeding one year. Costs associated with entering into such contracts have not been material to our financial results. At December 31, 2007, we had foreign currency contracts at Inter Parfums, S.A. in the form of forward exchange contracts in the amount of approximately U.S. $28.3 million and GB Pounds 3.0 million.

INTEREST RATE RISK MANAGEMENT: We mitigate interest rate risk by continually monitoring interest rates, and then determining whether fixed interest rates should be swapped for floating rate debt, or if floating rate debt should be swapped for fixed rate debt. We have entered into two (2) interest rate swaps to reduce exposure to rising variable interest rates. The first swap, entered into in 2004, effectively exchanged the variable interest rate of 0.6% above the three month EURIBOR to a variable rate based on the 12 month EURIBOR rate with a floor of 3.25% and a ceiling of 3.85%. The remaining balance owed pursuant to this facility is €4.8 million. The second swap entered into in September 2007 on €22 million of debt, effectively exchanged the variable interest rate of 0.6% above the three month EURIBOR to a fixed rate of 4.42%. These derivative instruments are recorded at fair value and changes in fair value are reflected in the accompanying consolidated statements of income.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Inter Parfums, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting for the company. With the participation of the Chief Executive Officer and the Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2007.

Our independent auditor, Mazars LLP, a registered public accounting firm, has issued its report on its audit of our internal control over financial reporting. This report appears on the following page.



Jean Madar
Chief Executive Officer,
Chairman of the
Board of Directors



Russell Greenberg
Executive Vice President
and Chief Financial Officer

CONTRACTUAL OBLIGATIONS

The following table sets for a schedule of our contractual obligations over the periods indicated in the table, as well as our total contractual obligations *(In thousands)*.

Contractual Obligations	Total	Less than 1 year	Years 2-3	Years 4-5	More than 5 years
Long-term debt	$59,700	$16,200	$26,000	$17,500	–
Captial lease obligations	–	–	–	–	–
Operating leases	28,200	6,700	13,400	6,800	$1,300
Purchase obligations [1]	1,533,900	143,200	309,700	317,700	763,300
Other long-term liabilities reflected on the registrant's balance sheet under GAAP	–	–	–	–	–
Total	$1,621,800	$166,100	$349,100	$342,000	$764,600

[1] Consists of purchase commitments for advertising and promotional items, minimum royalty gurantees, including fixed or minimum obligations, and estimate of such obligations subject to variable price provisions. Future advertising commitments were estimated based on planned future sales for the license terms that were in effect at December 31, 2007, without consideration for potential renewal periods and do not reflect the fact that our distributors share our advertising obligations.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Board of Directors and Shareholders
Inter Parfums, Inc.
New York, New York

We have audited Inter Parfums, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Inter Parfums, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of the changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Inter Parfums, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Inter Parfums, Inc. as of December 31, 2007 and 2006 and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007 and our report dated March 10, 2008 expressed an unqualified opinion thereon.



New York, New York
March 10, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Inter Parfums, Inc.
New York, New York

We have audited the accompanying consolidated balance sheets of Inter Parfums, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Inter Parfums, Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 10 (b) of the notes to the consolidated financial statements, the company adopted the provisions of Statement of Financial Accounting Standards No. 123 (Revised 2004), "Share-based Payments", applying the modified prospective method at the beginning of the year ended December 31, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Inter Parfums, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 10, 2008 expressed an unqualified opinion thereon.



New York, New York
March 10, 2008

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	December 31 2007	2006
ASSETS		
Current assets:		
Cash and cash equivalents	$90,034	$58,247
Short-term investments	-	12,800
Accounts receivable, net	118,140	110,251
Inventories	106,022	69,537
Receivables, other	5,928	2,481
Other current assets	5,253	6,137
Income tax receivable	168	370
Deferred tax assets	4,300	2,494
Total current assets	329,845	262,317
Equipment and leasehold improvements, net	7,262	6,806
Trademarks, licenses and other intangible assets, net	101,577	58,342
Goodwill	6,715	4,978
Other assets	653	602
Total assets	$446,052	$333,045
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Loans payable – banks	$7,217	$6,033
Current portion of long-term debt	16,215	4,214
Accounts payable - trade	88,297	58,748
Accrued expenses	35,507	52,637
Income taxes payable	3,023	1,325
Dividends payable	1,026	813
Total current liabilities	151,285	123,770
Deferred tax liability	4,664	2,111
Long-term debt, less current portion	43,518	6,555
Put option	-	1,262
Minority interest	53,925	44,075
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, $0.001 par value. Authorized 1,000,000 shares; none issued		
Common stock, $0.001 par value. Authorized 100,000,000 shares; outstanding 20,532,141 and 20,434,729 shares, at December 31, 2007 and 2006, respectively	21	20
Additional paid-in capital	40,033	38,096
Retained earnings	147,995	127,834
Accumulated other comprehensive income	30,955	15,170
Treasury stock, at cost, 6,202,637 and 6,247,886 common shares at December 31, 2007 and 2006, respectively	(26,344)	(25,848)
Total shareholders' equity	192,660	155,272
Total liabilities and shareholders' equity	$446,052	$333,045

(See accompanying notes to consolidated financial statements.)

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except share and per share data)

	Year Ended December 31		
	2007	2006	2005
Net sales	$389,560	$321,054	$273,533
Cost of sales	160,137	143,855	115,827
Gross margin	229,423	177,199	157,706
Selling, general, and administrative	181,224	141,074	126,353
Impairment loss	868	–	–
Income from operations	47,331	36,125	31,353
Other expenses (income)			
Interest expense	3,667	1,797	970
(Gain) loss on foreign currency	219	(172)	296
Interest and dividend income	(3,166)	(2,303)	(1,194)
(Gain) loss on subsidiary's issuance of stock	(665)	(332)	(443)
	55	(1,010)	(371)
Income before income taxes and minority interest	47,276	37,135	31,724
Income taxes	16,675	13,201	11,133
Income before minority interest	30,601	23,934	20,591
Minority interest in net income of consolidated subsidiary	6,784	6,192	5,328
Net income	$23,817	$17,742	$15,263
Net income per share:			
Basic	$1.16	$0.87	$0.76
Diluted	$1.14	$0.86	$0.75
Weighted average number of shares outstanding:			
Basic	20,444,094	20,324,309	20,078,424
Diluted	20,669,533	20,568,492	20,486,583

(See accompanying notes to consolidated financial statements.)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(In thousands, except share and per share data)

	Common Stock		Additional Paid - In
	Shares	Amount	Capital
Balance – January 1, 2005	19,379,917	$19	$35,538
Comprehensive income			
Net income	–	–	–
Foreign currency translation adjustments	–	–	–
Change in fair value of derivatives	–	–	–
Total comprehensive income			
Dividends	–	–	–
Shares issued upon exercise of stock options	1,048,850	1	(585)
Issuance of warrants	–	–	1,687
Shares received as proceeds of option exercises	(176,457)	–	–
Balance – December 31, 2005	20,252,310	20	36,640
Comprehensive income			
Net income	–	–	–
Foreign currency translation adjustments	–	–	–
Change in fair value of derivatives	–	–	–
Total comprehensive income			
Dividends	–	–	–
Shares issued upon exercise of stock options	227,600	–	1,380
Stock compensation	–	–	76
Shares received as proceeds of option exercises	(45,118)	–	–
Balance – December 31, 2006	20,434,792	20	38,096
Comprehensive income			
Net income	–	–	–
Foreign currency translation adjustments	–	–	–
Change in fair value of derivatives	–	–	–
Total comprehensive income			
Dividends	–	–	–
Shares issued upon exercise of stock options income tax benefitof $915	152,100	1	1,719
Stock compensation	–	–	218
Shares received as proceeds of option exercises	(54,751)	–	–
Balance – December 31, 2007	20,532,141	$21	$40,033

(1) Includes approximately $30,859 relating to foreign currency translation adjustments

(See accompanying notes to consolidated financial statements.)

Retained Earnings	Comprehensive Income	Accumulated Other Comprehensive Income	Treasury Stock Shares	Treasury Stock Amount	Total
$100,772		$16,431	7,064,511	$(26,251)	$126,509
15,263	$15,263	–	–	–	15,263
–	(12,720)	(12,720)	–	–	(12,720)
–	(137)	(137)	–	–	(137)
	$2,406				
(3,233)		–	–	–	(3,233)
–		–	(938,200)	3,490	2,906
–		–	–	–	1,687
–		–	176,457	(2,548)	(2,548)
112,802		3,574	6,302,768	(25,309)	127,727
17,742	$17,742	–	–	–	17,742
–	11,527	11,527	–	–	11,527
–	69	69	–	–	69
	$29,338				
(3,259)		–	–	–	(3,259)
–		–	(100,000)	402	1,782
549		–	–	–	625
–		–	45,118	(941)	(941)
127,834		15,170	6,247,886	(25,848)	155,272
23,817	$23,817	–	–	–	23,817
–	15,816	15,816	–	–	15,816
–	(31)	(31)	–	–	(31)
	$30,602				
(4,093)		–	–	–	(4,093)
–		–	(100,000)	414	2,134
437		–	–	–	655
–		–	54,751	(910)	(910)
$147,995		$30,955 [1]	6,202,637	$(26,344)	$192,660

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except share and per share data)

	Year Ended December 31 2007	2006	2005
Cash flows from operating activities:			
Net income	$23,817	$17,742	$15,263
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	8,031	5,347	4,513
Impairment of goodwill	868	–	–
Provision for doubtful accounts	588	118	585
Noncash stock compensation	1,096	625	–
Minority interest in net income of consolidated subsidiary	6,784	6,192	5,328
Deferred tax (benefit) provision	(657)	843	(1,410)
Change in fair value of put options	–	412	19
Gain on subsidiary's issuance of stock	(665)	(332)	(443)
(Gain) loss on sale of trademark	–	245	(150)
Changes in:			
Accounts receivable	2,984	(18,714)	(17,653)
Inventories	(28,677)	(16,053)	5,819
Other assets	(1,602)	(1,342)	(3,453)
Accounts payable and accrued expenses	25,014	18,677	22,443
Income taxes payable, net	936	(393)	(481)
Net cash provided by operating activities	38,517	13,367	30,380
Cash flows from investing activities:			
Purchases of short-term investments	(300)	(6,700)	(2,300)
Proceeds from sale of short-term investments	13,100	11,300	2,500
Purchase of equipment and leasehold improvements	(2,380)	(3,452)	(2,429)
Payment for intangible assets acquired	(58,723)	(5,042)	(465)
Proceeds from sale of stock of subsidiary	2,879	2,830	2,424
Payment for acquisition of minority interests	(10,984)	–	–
Proceeds from sale of trademark	–	1,131	185
Net cash provided by (used in) investing activities	(56,408)	67	(85)
Cash flows from financing activities:			
Proceeds from loans payable – banks	762	4,974	359
Proceeds from issuance of long-term debt	54,948	–	–
Repayment of long-term debt	(10,440)	(4,019)	(3,979)
Purchase of treasury stock	(107)	(164)	(150)
Proceeds from exercise of options	1,331	1,004	507
Dividends paid	(3,879)	(3,251)	(3,005)
Dividends paid to minority interest	(1,594)	(1,218)	(1,106)
Net cash provided by (used in) financing activities	41,021	(2,674)	(7,374)
Effect of exchange rate changes on cash	8,657	5,355	(4,161)
Net Increase in cash and cash equivalents	31,787	16,115	18,760
Cash and cash equivalents – beginning of year	58,247	42,132	23,372
Cash and cash equivalents – end of year	$90,034	$58,247	$42,132
Supplemental disclosures of cash flow information:			
Cash paid for:			
Interest	3,872	1,586	593
Income taxes	15,211	13,227	12,593

(See accompanying notes to consolidated financial statements.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 The Company and it's Significant Accounting Policies

(A) BUSINESS OF THE COMPANY:

Inter Parfums, Inc. and its subsidiaries ("the Company") are in the fragrance business, and manufacture and distribute a wide array of fragrances and fragrance related products.

Substantially all of our prestige fragrance brands are licensed from unaffiliated third parties and our business is dependent upon the continuation and renewal of such licenses. Revenues generated from one such license represented 54%, 57% and 60% of net sales in 2007, 2006 and 2005, respectively.

(B) BASIS OF PREPARATION:

The consolidated financial statements include the accounts of the Company, including majority owned Inter Parfums, S.A. ("IPSA"), a subsidiary whose stock is publicly traded in France. In January 2007, IPSA formed and began operations of four new majority-owned distribution subsidiaries, Inter Parfums Limited, Inter Parfums Deutschland GMBH, Inter Parfums srl and Inter España Parfums et Cosmetiques, SL, covering territories in The United Kingdom, Germany, Italy and Spain, respectively. All material intercompany balances and transactions have been eliminated.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(C) FOREIGN CURRENCY TRANSLATION:

For foreign subsidiaries with operations denominated in a foreign currency, assets and liabilities are translated to U.S. dollars at year end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the year. Gains and losses from translation adjustments are accumulated in a separate component of shareholders' equity.

(D) CASH AND CASH EQUIVALENTS:

All highly liquid investments purchased with a maturity of three months or less are considered to be cash equivalents.

(E) SHORT-TERM INVESTMENTS:

Short-term investments consist of available for sale auction rate securities which are comprised of preferred stock and municipal bonds. These securities have characteristics similar to short-term investments because at predetermined intervals, generally within 28 to 49 days of the purchase, there is a new auction process. Short-term investments are stated at fair market value which is equal to cost. No realized or unrealized gains or losses have been incurred in connection with our investments in these securities.

(F) FINANCIAL INSTRUMENTS:

The carrying amount of cash and cash equivalents, short-term investments, accounts receivable, other receivables, accounts payable and accrued expenses approximates fair value due to the short terms to maturity of these instruments. The carrying amount of loans payable approximates fair value as the interest rates on the Company's indebtedness approximate current market rates. The fair value of the Company's long-term debt was estimated based on the current rates offered to the Company for debts with the same remaining maturities and is the same as the carrying amount.

All derivative instruments are reported as either assets or liabilities on the balance sheet measured at fair value. Generally, increases or decreases in the fair value of derivative instruments will be recognized as gains or losses in earnings in the period of change. If the derivative instrument is designated and qualifies as a cash flow hedge, the changes in fair value of the derivative instrument will be recorded as a separate component of shareholders' equity until the forecasted sale is recorded or when the hedge is determined to be ineffective.

The Company occasionally enters into foreign currency forward exchange contracts to hedge exposure related to receivables denominated in a foreign currency and to manage risks related to future sales expected to be denominated in a foreign currency. Before entering into a derivative transaction for hedging purposes, it is determined that a high degree of initial effectiveness exists between the change in value of the hedged item and the change in the value of the derivative instrument from movement in exchange rates. High effectiveness means that the change in the value of the derivative instrument will effectively offset the change in the fair value of the hedged item. The effectiveness of each hedged item is measured throughout the hedged period. Any hedge ineffectiveness as defined by SFAS No. 133 is recognized as a gain or loss on foreign currency in the income statement. At December 31, 2007, the Company's subsidiary had foreign currency contracts in the form of forward exchange contracts in the amount of approximately U.S. $28.3 million and GB pounds 3.0 million, which have maturities of less than a year.

(G) INVENTORIES:
Inventories, including promotional merchandise, only includes inventory considered saleable or usable in future periods, and is stated at the lower of cost or market, with cost being determined on the first-in, first-out method. Cost components include raw materials, components, direct labor and overhead (e.g., indirect labor, utilities, depreciation, purchasing, receiving, inspection and warehousing) as well as inbound freight. Promotional merchandise is charged to cost of sales at the time the merchandise is shipped to the Company's customers. Overhead included in inventory aggregated, $3.2 million, $2.1 million and $1.5 million as of December 31, 2007, 2006 and 2005, respectively.

(H) EQUIPMENT AND LEASEHOLD IMPROVMENTS:
Equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight line method over the estimated useful lives for equipment, which range between three and ten years and the shorter of the lease term or estimated useful asset lives for leasehold improvements.

(I) GOODWILL AND OTHER INTANGIBLE ASSETS:
The Company reviews goodwill and trademarks with indefinite lives for impairment at least annually, and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The goodwill relates to the Company's Nickel skin care business which is primarily a component of our European operations. In performing our annual review of the recoverability of the carrying amount of goodwill, we determined that sales levels are less than we originally anticipated. Therefore, the carrying amount of the goodwill exceeded fair value determined by comparison to prices of comparable businesses resulting in an impairment loss of $0.9 million. Activity relating to the goodwill is as follows:

	Year Ended December 31	
	2007	2006
Balance - beginning of year	$4,978	$4,476
Goodwill acquired	1,892	–
Effect of changes in foreign currency translation rates	713	502
Impairment loss	(868)	–
Balance - end of year	$6,715	$4,978

The cost of trademarks, licenses and other intangible assets with finite lives is being amortized by the straight line method over the term of the respective license or the intangible assets estimated useful life which range from three to seventeen years. If the residual value of a finite life intangible asset exceeds its carrying value, then the asset is not amortized. The Company reviews intangible assets with finite lives for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

(J) REVENUE RECOGNITION:
Revenue is recognized when merchandise is shipped and the risk of loss passes to the customer. The Company, at its discretion, permits limited returns of merchandise and establishes allowances for estimated returns based upon historic trends and relevant current data. The Company does not bill its customer's freight and handling charges. All shipping and handling costs, which aggregated $6.2 million, $5.5 million and $4.2 million in 2007, 2006 and 2005, respectively, are included in selling, general and administrative expense in the consolidated statements of income. One customer represented 13%, 15% and 14% of consolidated net sales in 2007, 2006 and 2005, respectively.

(K) ISSUANCE OF COMMON STOCK BY CONSOLIDATED SUBSIDIARY:
The difference between the Company's share of the proceeds received by the subsidiary and the carrying amount of the portion of the Company's investment deemed sold, is reflected as a gain or loss in the consolidated statements of income.

(L) EARNINGS PER SHARE:
Basic earnings per share is computed using the weighted average number of shares outstanding during each year. Diluted earnings per share is computed using the weighted average number of shares outstanding during each year, plus the incremental shares outstanding assuming the exercise of dilutive stock options and warrants using the treasury stock method.

(in thousands except share and per share data)

The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended December 31		
	2007	2006	2005
Numerator:			
Net income	$23,817	$17,742	$15,263
Effect of dilutive securities of consolidated subsidiary	(270)	–	–
Numerator for diluted earnings per share	$23,547	$17,742	$15,263
Denominator:			
Weighted average shares	20,444,094	20,324,309	20,078,424
Effect of dilutive securities stock options and warrants	225,439	244,183	408,159
Denominator for diluted earnings per share	20,669,533	20,568,492	20,486,583

Not included in the above computations is the effect of anti dilutive potential common shares which consist of outstanding options to purchase 318,000, 216,000, and 262,000 shares of common stock for 2007, 2006, and 2005, respectively, and outstanding warrants to purchase 100,000 shares of common stock for 2007, 2006 and 2005.

(M) ADVERTISING AND PROMOTION:

Advertising and promotional costs paid directly to customers for goods and services provided are expensed as incurred and are recorded as a reduction of sales. Advertising and promotional costs not paid directly to the Company's customers are expensed as incurred and recorded as a component of cost of goods sold (in the case of free goods given to customers) or selling, general and administrative expenses. Advertising and promotional costs included in selling, general and administrative expense were $58.5 million, $46.5 million and $40.8 million for 2007, 2006 and 2005, respectively. Costs relating to purchase with purchase and gift with purchase promotions that are reflected in cost of sales aggregated $23.0 million, $20.6 million and $15.3 million in 2007, 2006 and 2005, respectively.

(N) PACKAGE DEVELOPMENT COSTS:

Packaging development costs associated with new products and redesigns of existing product packaging are expensed as incurred.

(O) ACCOUNTS RECEIVABLE:

Accounts receivable represent payments due to the Company for previously recognized net sales, reduced by an allowance for doubtful accounts or balances which are estimated to be uncollectible aggregating $2.4 million and $2.2 million as of December 31, 2007 and 2006, respectively. Accounts receivable balances are recorded against the allowance for doubtful accounts when they are deemed uncollectible. Recoveries of accounts receivable previously recorded against the allowance are recorded in the consolidated statement of income when received.

(P) INCOME TAXES:

The Company accounts for income taxes in accordance with the provisions of SFAS 109, "Accounting for Income Taxes" and FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB No. 109 ("FIN 48"). Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to the difference between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Tax benefits recognized are reduced by a valuation allowance where it is more likely than not that the benefits may not be realized.

(Q) RECENT ACCOUNTING PRONOUNCEMENTS:

In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS 160"). SFAS 160 establishes requirements for ownership interests in subsidiaries held by parties other than the Company (sometimes called "minority interests") be clearly identified, presented, and disclosed in the consolidated statement of financial position within equity, but separate from the parent's equity. All changes in the parent's ownership interests are required to be accounted for consistently as equity transactions and any noncontrolling equity investments in deconsolidated subsidiaries must be measured initially at fair value. SFAS 160 is effective, on a prospective basis, for fiscal years beginning after December 15, 2008. However, presentation and disclosure requirements must be retrospectively applied to comparative financial statements and upon implementation the Company will be required to classify its minority interests in equity in accordance with SFAS 160.

In December 2007, the FASB issued SFAS 141 (revised 2007), "Business Combinations" ("SFAS 141R"). SFAS 141R provides revised guidance on how acquirers recognize and measure the consideration transferred, identifiable assets acquired, liabilities assumed, noncontrolling interests, and goodwill acquired in a business combination. SFAS 141R also expands required disclosures surrounding the nature and financial effects of business combinations. SFAS 141R is effective, on a prospective basis, for fiscal years beginning after December 15, 2008. The Company is currently assessing the impact of SFAS 141R on its consolidated financial statements. However, if additional minority interests are acquired after adoption of SFAS 141R, such transactions will be accounted for as equity transactions and not subject to purchase accounting.

In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement 115" ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company does not believe that the adoption of SFAS 159 will have a material impact on its consolidated financial statements.

In September 2006, FASB issued SFAS 157, "Fair Value Measurements" ("SFAS 157"). While the statement does not expand the use of fair value in any new circumstances it defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company does not believe that the adoption of SFAS 157 will have a material impact on its consolidated financial statements.

In July 2006, the FASB issued FIN 48, which prescribes accounting for and disclosure of uncertainty in tax positions. This interpretation defines the criteria that must be met for the benefits of a tax position to be recognized in the financial statements and the measurement of tax benefits recognized. The provisions of FIN 48 are effective as of the beginning of the Company's 2007 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The adoption by the Company of FIN 48 had no impact on its consolidated financial statements.

(R) RECLASSIFICATIONS:
Certain prior year amounts in the accompanying consolidated statements of cash flows have been reclassified to conform to current year presentation.

Note 2 Recent Agreements

(A) In November 2007, we entered into exclusive agreements with Retail Brand Alliance, Inc., d/b/a/ Brooks Brothers ("Brooks Brothers") under which we will design, manufacture and supply personal care products for men and women to be sold at Brooks Brothers locations in the United States as well as a licensing agreement covering Brooks Brothers stores and specialty retail and department stores outside the United States including duty free and other travel-related retailers.

(B) In July 2007, we acquired the worldwide rights to the Lanvin brand names and international trademarks listed in Class 3 from Jeanne Lanvin, S.A. ("Lanvin"). Among other items, Class 3 of the international classification of trademarks goods and services include: soaps, perfumery, essential oils, cosmetics and hair lotions. We paid €22 million (approximately $29.7 million) in cash for the brand names and trademarks and simultaneously terminated our existing license agreement. We also agreed to pay to Lanvin a sales based fee for technical and creative assistance in new product development to be rendered by Lanvin in connection with our use of the trademarks through June 30, 2019. In addition, Lanvin has the right to repurchase the brand names and trademarks in 2025 for the greater of €70 million or one times the average of the annual sales for the years ending December 31, 2023 and 2024.

Prior to this acquisition, the amount paid to secure the license agreement with Lanvin was being amortized over the life of the license agreement. At June 30, 2007, that intangible asset, net of accumulated amortization aggregated €13.2 million. The €22 million paid in July 2007 for the brand names and trademarks together with the carrying value related to the license agreement represents the total cost of acquiring the brand names and trademarks. Such total amount is included in trademarks, licenses and other intangible assets on the Company's consolidated balance sheet as of December 31, 2007.

(in thousands except share and per share data)

Since the residual value of the Lanvin brand names and trademarks, estimated to be approximately €42.5 million, exceeds its carrying amount, no further amortization expense has been, or is expected to be, recorded after June 30, 2007.

(C) In April 2007, we entered into an exclusive agreement with New York & Company, Inc. under which we design and manufacture personal care products to be sold at the New York & Company retail locations and on their website. We are responsible for product development, formula creation, packaging and manufacturing while New York & Company is responsible for marketing and selling in its stores.

(D) In September 2006, IPSA entered into an exclusive, worldwide license agreement with Van Cleef & Arpels Logistics SA, for the creation, development and distribution of fragrance and related bath and body products under the Van Cleef & Arpels brand and related trademarks. The agreement runs through December 31, 2018. As an inducement to enter into this license agreement, we agreed to pay, in January 2007, €18 million (approximately $23.4 million) to Van Cleef & Arpels Logistics SA in a lump sum, up front payment and we agreed to purchase existing inventory of approximately $2.1 million held by YSL Beauté, the former licensee. The asset is included in trademarks, licenses and other intangible assets on the Company's consolidated balance sheets and the liability for the €18 million up front payment is included in accrued expenses on the accompanying December 31, 2006 balance sheet. The license agreement became effective on January 1, 2007.

(E) In March 2006, IPSA entered into an exclusive worldwide license agreement with Quiksilver, Inc. for the creation, development and distribution of fragrance, suncare, skincare and related products under the Roxy and Quiksilver brands. The agreement runs through 2017.

(F) In July 2005, we entered into an exclusive agreement with Gap, Inc. ("Gap") to develop, produce, manufacture and distribute personal care and home fragrance products for Gap and Banana Republic brand names to be sold in Gap and Banana Republic retail stores in the United States and Canada. On March 2, 2006, the agreement was amended to include Gap Outlet and Banana Republic Factory Stores in the United States and Canada.

The initial term of this agreement expires on August 31, 2009, and the agreement includes an additional two-year optional term that expires on August 31, 2011, as well as a further additional two-year term that expires August 31, 2013, in each case if certain retail sales targets are met or if Gap chooses to extend the term. In addition, if the agreement is extended for the first optional term, then Gap has the right to terminate our rights under the agreement before the end of that first optional term if Gap pays to us an amount specified in a formula, with such right to be exercised during the period beginning on September 1, 2010 and expiring on August 31, 2011.

As an inducement to enter into this agreement, in July 2005 we granted warrants to purchase 100,000 shares of our common stock to Gap exercisable for five years at $25.195 per share, 125% of the market price on the date of grant. In addition, we agreed to grant up to three (3) additional warrants to Gap. The first additional warrant was granted in September 2006 for 100,000 shares of our common stock exercisable for five years at $17.194 per share, the market price on the date of grant. If the term of our agreement with Gap is extended as discussed above, we will grant to Gap two additional warrants. Each such warrant would be exercisable for 50,000 shares of our common stock at 100% of the market price on the date of grant. The fair market value of the 100,000 warrants granted in July 2005 and the 100,000 warrants granted in September 2006 aggregated approximately $1.7 million and was determined on the date of the first grant using the Black-Scholes option pricing model with the following assumptions: dividend yield 0.7%; volatility of 50%; a risk-free interest rate of 3.84%; and an expected life of the warrant of five years. Such amount has been capitalized as an intangible asset and is being amortized over the initial term of the agreement. Such amortization is included in selling, general and administrative expense in the accompanying consolidated financial statements.

We have registered with the Securities and Exchange Commission the 200,000 shares purchasable pursuant to the first two warrant grants for resale in May 2007. In the event we fail to maintain an effective registration statement, Gap shall have the right to convert the warrants or any portion thereof into shares of our common stock. Upon exercise of this right we have agreed to deliver, without payment by Gap of any exercise price or any cash or other consideration, that number of shares of fully paid and nonassessable shares of the Company's Common Stock, the value of which would equal the difference between the fair value and the exercise price of the Company's Common Stock on the date of exercise attributable to the warrants exercised divided by the fair value of the Company's common Stock on the date of exercise. We do not have any liability representing future obligations under our registration arrangements relating to the warrants issued to Gap.

Note 3 Acquisition of Minority Interests

(A) In December 2007, we acquired an additional 1.2% interest in IPSA, our majority owned French subsidiary, from its minority shareholders for approximately $6.3 million in cash. The allocation of the purchase price was as follows:

Trademarks	$5,469
Minority interest	2,724
Deferred tax liability	(1,883)
Total	$6,310

The acquisition was accounted for under the purchase method and an additional 3.3% interest was acquired in January and February 2008 for approximately $16.0 million bringing our ownership interest in IPSA to approximately 75%.

.

(B) In June 2007, the minority shareholders of Nickel S.A., a consolidated subsidiary of the Company, exercised their rights to sell their remaining 32.4% interest in Nickel S.A. to the Company for approximately $4.7 million in cash. The acquisition was accounted for under the purchase method. The allocation of the purchase price was as follows:

Purchase price	$4,673
Less amount recorded for put option liability	1,273
Subtotal	$3,400
Allocated as follows:	
Trademarks	$921
Minority interest	587
Goodwill	1,892
Total	$3,400

Note 4 Inventories

	Year Ended December 31	
	2007	2006
Raw materials and component parts	$41,108	$27,179
Finished goods	64,914	42,358
Total	$106,022	$69,537

Note 5 Equipment & Leasehold Improvements

	Year Ended December 31	
	2007	2006
Equipment	$15,499	$14,253
Leasehold improvements	1,963	1,496
	17,462	15,749
Less accumulated depreciation and amortization	10,200	8,943
Total	$7,262	$6,806

Depreciation expense was $2.5 million, $1.9 million and $2.3 million for 2007, 2006 and 2005, respectively.

Note 6 Trademarks, Licenses & Other Intangible Assets

2007	Gross Amount	Accumulated Amortization	Net Book Value
Trademarks (indefinite lives)	$7,497	–	$7,497
Trademarks (finite lives)	54,688	115	54,573
Licenses (finite lives)	41,784	5,971	35,813
Other intangible assets (finite lives)	13,018	9,324	3,694
Subtotal	109,490	15,410	94,080
Total	$116,987	$15,410	$101,577

2006	Gross Amount	Accumulated Amortization	Net Book Value
Trademarks (indefinite lives)	$6,246	–	$6,246
Trademarks (finite lives)	103	103	–
Licenses (finite lives)	54,890	6,067	48,823
Other intangible assets (finite lives)	11,090	7,822	3,268
Subtotal	66,083	13,992	52,091
Total	$72,329	$13,992	$58,337

(in thousands except share and per share data)

During 2007, 2006, and 2005, there were no charges for the impairment of trademarks with indefinite useful lives. Amortization expense was $5.3 million, $3.4 million and $2.1 million for 2007, 2006 and 2005 respectively. Amortization expense is expected to approximate $5.0 million in 2008, 2009 and 2010, and $3.5 million in 2011 and 2012. The weighted average amortization period for trademarks, licenses and other intangible assets with finite lives are 17 years, 10 years and 3 years, respectively, and 13 years in the aggregate.

Note 7 Loans Payable – Banks

Loans payable – banks consist of the following: The Company's foreign subsidiaries have available credit lines, including several bank overdraft facilities totaling $45 million, bearing interest at the three month EURIBOR plus 0.60% (the three month EURIBOR was 4.68% at December 31, 2007). Outstanding amounts totaled $6.2 million and $0.13 million at December 31, 2007 and 2006, respectively.

The Company has borrowings available under a $12 million unsecured revolving line of credit due on demand and bearing interest at the three month LIBOR plus 1.75% (the three month LIBOR was 5.03% as of December 31, 2007). Outstanding amounts totaled $1.0 million and $5.9 at December 31, 2007 and 2006.

Note 8 Long-Term Debt

Long-term debt consists of the following:

	Year Ended December 31	
	2007	2006
16 million euro variable rate facility at three month EURIBOR plus 0.60%, payable in 20 equal quarterly installments	$7,066	$10,536
18 million euro fixed rate facility at 4.1%, payable in 20 quarterly installments	21,622	–
22 million euro variable rate facility at three month EURIBOR plus 0.40%, payable in 20 equal quarterly installments	30,767	–
Other	278	233
	59,733	10,769
Less current maturities	16,215	4,214
Total	$43,518	$6,555

In connection with the 16 million euro variable rate facility, the Company entered into a swap transaction effectively exchanging the variable interest rate to a variable rate based on the 12 month EURIBOR with a floor of 3.25% and a ceiling of 3.85%. In connection with the 22 million euro variable rate facility, the Company entered into a swap transaction effectively exchanging the variable interest rate to a fixed rate of 4.42%. These derivative instruments are recorded at fair value and changes in fair value are reflected in the consolidated statements of income.

Some of the Company's long-term debt facilities require the maintenance of certain financial covenants. At December 31, 2007 exchange rates, maturities of long-term debt subsequent to December 31, 2007 are $16.2 million in 2008, $14.1 million in 2009, $11.9 million in 2010, $12.2 million in 2011 and $5.3 million in 2012.

Note 9 Commitments

(A) LEASES:

The Company leases its office and warehouse facilities under operating leases which are subject to escalation clauses and expire at various dates through 2014. Rental expense amounted to $9.1 million, $7.1 million and $7.2 million in 2007, 2006 and 2005, respectively. Minimum future annual rental payments are as follows:

2008	$6,712
2009	6,814
2010	6,621
2011	5,061
2012	1,717
Thereafter	1,313
	$28,238

(B) LICENSE AGREEMENTS:

The Company is party to a number of license and other agreements for the use of trademarks and rights in connection with the manufacture and sale of its products expiring at various dates through 2018. In connection with certain of these license agreements, the Company is subject to minimum annual advertising commitments, minimum annual royalties and other commitments as follows:

2008	$143,142
2009	150,541
2010	159,202
2011	155,148
2012	162,594
Thereafter	763,299
	$1,533,926

Future advertising commitments are estimated based on planned future sales for the license terms that were in effect at December 31, 2007, without consideration for potential renewal periods. The above figures do not reflect the fact that our distributors share our advertising obligations. Royalty expense included in selling, general, and administrative expenses, aggregated $35.6 million, $31.4 million and $27.1 million, in 2007, 2006 and 2005, respectively.

Note 10 Shareholders' Equity

(A) ISSUANCE OF COMMON STOCK BY CONSOLIDATED SUBSIDIARY:

During 2007, 2006 and 2005, 121,746, 169,479 and 120,283 shares, respectively, of capital stock of IPSA were issued as a result of employees exercising stock options. At December 31, 2007 and 2006, the Company's percentage ownership of IPSA was approximately 75%.

The difference between the Company's share of the proceeds received by the subsidiary and the carrying amount of the portion of the Company's investment deemed sold is reflected as a gain or loss in the consolidated statements of income. However, recent purchases of IPSA shares discussed in Note (3) (a), may limit the amount of future gains resulting from further issuances of IPSA shares.

(B) SHARE-BASED PAYMENTS:

Prior to January 1, 2006, we applied the disclosure-only provisions of SFAS 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). In accordance with the provisions of SFAS 123, we applied Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for our stock based compensation plans and, accordingly, did not recognize compensation expense for stock options because we issued options at an exercise price equal to the market value at date of grant.

Effective January 1, 2006, we adopted SFAS 123(R), "Share-Based Payment" ("SFAS 123(R)"), which revises SFAS 123 and supersedes APB 25. SFAS 123(R) requires all share-based payments to be recognized in the financial statements based on the fair values using an option-pricing model at the date of grant. We have elected to use the modified prospective method for adoption, which requires compensation expense to be recorded for all unvested stock options beginning in the first quarter of adoption, based on the fair value at the original grant date. Prior year financial statements have not been restated.

Share-based payment expenses, expenses not required to be expensed prior to the adoption of SFAS 123(R), decreased income before income taxes by $1.1 million in 2007 and $0.9 million in 2006, decreased net income by $0.54 million in 2007 and $0.44 million in 2006, and reduced basic and diluted earnings per share by $0.03 in 2007 and $0.02 in 2006. The adoption of SFAS 123(R) had no impact on cash flow.

The effect on net income and earnings per share if we had applied the fair value recognition provisions of SFAS 123 to stock-based compensation for the years ended December 31, 2005 is as follows:

	Year Ended December 31
	2005
Reported net income	$15,263
Stock-based employee compensation determined under the fair value based method, net of related tax effects	(980)
Pro forma net income	$14,283
Income per share, as reported:	
Basic	$0.76
Diluted	0.75
Pro forma net income per share:	
Basic	$0.71
Diluted	0.70

The Company maintains a stock option program for key employees, executives, and directors. The plans, all of which have been approved by shareholder vote, provide for the granting of both nonqualified and incentive options. Historically, options granted under the plans vested immediately and were exercisable for a period of five years. Beginning in 2006, options granted under the plans typically have a six-year term and vest over a five-year period. There were options outstanding for 229,800 that were not vested as of December 31, 2007. Compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. It is generally the Company's policy to issue new shares upon exercise of stock options.

(in thousands except share and per share data)

The following table summarizes stock option activity and related information as of December 31, 2007 and does not include information relating to options of Inter Parfums, S.A. granted by Inter Parfums, S.A., our majority owned subsidiary:

	Year Ended December 31	
		Weighted Average
2007	Options	Exercise Price
Shares under option-beginning of year	$867,600	$16.53
Options granted	93,300	19.13
Options exercised	(152,100)	8.01
Options cancelled	(7,400)	18.91
Shares under option-end of year	804,400	18.43

	Year Ended December 31	
		Weighted Average
2006	Options	Exercise Price
Shares under option-beginning of year	985,550	$14.03
Options granted	181,200	19.58
Options exercised	(227,600)	7.83
Options cancelled	(71,550)	17.51
Shares under option-end of year	867,600	16.53

	Year Ended December 31	
		Weighted Average
2005	Options	Exercise Price
Shares under option-beginning of year	1,842,675	$7.51
Options granted	202,900	15.05
Options exercised	(1,048,850)	2.77
Options cancelled	(11,175)	14.59
Shares under option-end of year	985,550	14.03

At December 31, 2007, options for 785,529 shares were available for future grant under the plans.

As of December 31, 2007, the aggregate intrinsic value of options outstanding is $1.0 million and unrecognized compensation cost related to stock options outstanding on Inter Parfums, Inc. stock aggregated $1.4 million which will be recognized over the next five years. The amount of unrecognized compensation cost related to stock options outstanding of our majority owned subsidiary, Inter Parfums S.A., was 0.9 million euro. Options under Inter Parfums, S.A. plans vest over a four year period.

Cash proceeds, tax benefits and intrinsic value related to stock options exercised were as follows:

	Year Ended December 31		
	2007	2006	2005
Cash prodceeds from stock options exercised	$1,331	$1,004	$507
Tax benefits	915	–	–
Intinsic value of stock options exercised	1,368	3,028	12,595

No tax benefit was realized or recognized in 2006 and 2005 from stock options exercised as valuation reserves were allocated to those potential benefits.

The weighted average fair values of the options granted by Inter Parfums, Inc. during 2007, 2006 and 2005 were $6.55, $6.36 and $5.00 per share, respectively, on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield 0.9% in 2007 and 2006 and 1.0% in 2005; volatility of 39% in 2007, 30% in 2006 and 40% in 2005; risk-free interest rates at the date of grant, 3.5% in 2007, 4.7% in 2006 and 3.5% in 2005; and an expected life of the option of four and one half years in 2007, five years in 2006 and four years in 2005. The Company uses the simplified method in developing its estimate of the expected term of the option. Expected volatility is estimated using historical volatility of the Company's common stock.

Stock-based employee compensation determined under the fair value based method, net of related tax effects, includes compensation incurred by Inter Parfums, S.A., our majority owned subsidiary whose stock is publicly traded in France. No options were granted by Inter Parfums, S.A. during 2007. The weighted average fair values of the options granted by Inter Parfums, S.A. during 2006 and 2005 were 10.37 euro and 6.08 euro per share, respectively, on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield 0.94% in 2006 and 1% in 2005; volatility of 25% in 2006 and 22% in 2005; risk-free interest rates at the date of grant of 4.6% in 2006 and 4.5% in 2005; and an expected life of the option of four years in 2006 and 2005.

The following table summarizes stock option information as of December 31, 2007:

Excercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Options Exercisable
$7.22 - 7.85	10,500	.07 Years	10,500
14.95	160,300	2.30 Years	160,300
15.20 - 15.39	169,700	1.95 Years	169,700
16.52	2,000	3.47 Years	500
17.24	2,000	2.95 Years	2,000
18.87 - 18.97	93,800	5.81 Years	9,000
19.65 - 19.85	174,500	4.97 Years	33,000
22.77	2,000	1.01 Years	2,000
23.05 - 23.06	167,600	1.00 Years	167,600
25.24	20,000	1.12 Years	20,000
27.01	2,000	5.41 Years	–
Totals	804,400	2.87 Years	574,600

As of December 31, 2007 the weighted average exercise price of options exercisable was $18.03 and the weighted average remaining contractual life of options exercisable is 1.97 years. The aggregate intrinsic value of options exercisable at December 31, 2007 is $1.0 million.

In 2007, 2006 and 2005, both the Chief Executive Officer and the President exercised an aggregate of 100,000, 100,000 and 938,000 outstanding stock options, respectively, of the Company's common stock. The aggregate exercise prices of $0.8 million in 2007, $0.8 million in 2006 and $2.4 million in 2005 were paid by them tendering to the Company in 2007, 2006 and 2005 an aggregate of 48,286, 37,278 and 166,069 shares, respectively, of the Company's common stock, previously owned by them, valued at fair market value on the dates of exercise. All shares issued pursuant to these option exercises were issued from treasury stock of the Company. In addition, the Chief Executive Officer tendered in 2007, 2006 and 2005 an additional 6,465, 7,840 and 10,388 shares, respectively, for payment of certain withholding taxes resulting from his option exercises.

(C) TREASURY STOCK:

In February 2008, the board of directors of the Company authorized a stock repurchase program whereby the Company is authorized to repurchase a maximum of 500,000 shares of its common stock in the open market. In February 2008, 129,524 shares of the Company's common stock was repurchased at an average price of $16.95 per common share.

(D) DIVIDENDS:

The Company declared dividends of $0.20, $0.16, and $0.16 per share per annum in 2007, 2006, and 2005, respectively. The quarterly dividend of $1.0 million declared in December 2007 was paid in January 2008.

Note 11 Segments and Geographic Areas

The company manufactures and distributes one product line, fragrances and fragrance related products. The Company manages its business in two segments, European based operations and United States based operations. The European assets are located, and operations are conducted, in France. European operations primarily represent the sales of the prestige brand name fragrances and United States operations primarily represent the sale of specialty retail and mass market fragrances. Information on the Company's operations by segments is as follows:

(in thousands except share and per share data)

SEGMENTS AND GEOGRAPHICAL AREAS

			Year Ended December 31
	2007	2006	2005
Net sales:			
United States	$58,807	$50,980	$34,284
Europe	332,420	271,650	241,681
Eliminations of intercompany sales	(1,667)	(1,576)	(2,432)
Total	389,560	321,054	273,533
Net income:			
United States	2,066	415	(123)
Europe	21,681	17,270	15,398
Eliminations	70	57	(12)
Total	23,817	17,742	15,263
Depreciation and amortization expense:			
United States	1,076	763	448
Europe	6,995	4,584	4,065
Total	8,031	5,347	4,513
Income and dividend income:			
United States	227	596	526
Europe	2,939	1,707	668
Total	3,166	2,303	1,194
Interest expense:			
United States	366	259	19
Europe	3,301	1,538	951
Total	3,667	1,797	970
Income tax expense (benefit):			
United States	1,105	(148)	(398)
Europe	15,517	13,304	11,544
Eliminations	53	45	(13)
Total	16,675	13,201	11,133

SEGMENTS AND GEOGRAPHICAL AREAS *continued*

			Year Ended December 31
	2007	2006	2005
Total assets:			
United States	$52,571	$61,435	$53,072
Europe	403,351	281,378	196,931
Eliminations of investment in subsidiary	(9,870)	(9,768)	(9,093)
Total	446,052	333,045	240,910
Additions to long-lived assets:			
United States	1,042	1,337	1,985
Europe	44,125	30,862	2,596
Total	45,167	32,199	4,581
Total long-lived assets:			
United States	7,342	7,376	6,801
Europe	108,212	62,750	33,646
Total	115,554	70,126	40,447
Deferred tax assets:			
United States	591	726	840
Europe	3,709	1,768	2,171
Total	4,300	2,494	3,011

United States export sales were approximately $9.5 million, $7.2 million and $6.4 million in 2007, 2006 and 2005, respectively. Consolidated net sales to customers by region are as follows

			Year Ended December 31
	2007	2006	2005
North America	$115,400	$107,400	$81,800
Europe	173,200	128,300	116,800
Central and South America	28,200	24,500	21,800
Middle East	26,100	21,900	19,800
Asia	43,900	37,700	32,200
Other	2,800	1,300	1,100
Total	$389,600	$321,100	$273,500

Consolidated net sales to customers in major countries is as follows:

			Year Ended December 31
	2007	2006	2005
United States	$113,000	$104,000	$80,000
United Kingdom	28,000	28,000	26,000
France	30,000	21,000	17,000

(in thousands except share and per share data)

Note 12 Income Taxes

The components of income before income taxes and minority interest consist of the following:

	Year Ended December 31		
	2007	2006	2005
U.S. operations	$3,170	$267	$(521)
Foreign operations	44,106	36,868	32,245
Total	$47,276	$37,135	$31,724

The provision for current and deferred income tax expense (benefit) consists of the following:

	Year Ended December 31		
	2007	2006	2005
Current:			
Federal	$343	$(321)	$(19)
State and local	190	60	46
Foreign	16,799	12,619	12,516
Total	17,332	12,358	112,543
Deferred:			
Federal	437	(81)	(451)
State and local	135	195	26
Foreign	(1,229)	729	(985)
Total	(657)	843	(1,410)
Total income tax expense:	$16,675	$13,201	$11,133

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

	Year Ended December 31	
	2007	2006
Defered tax assets:		
State net operating loss carryforwards	$832	$1,044
Federal net operating loss carryforward	1,490	2,269
Foreign net operating loss carryforwards	2,351	1,274
Alternative minimum tax credit carryforwards	75	75
Inventory and accounts receivable	657	249
Profit sharing	277	216
Effect of inventory profit elimination	1,308	78
Other	770	859
Total gross deferred tax assets	7,760	6,064
Valuation allowance	(3,460)	(3,570)
Net deferred tax assets	4,300	2,494
Deferred tax liabilities (long-term):		
Property, plant and equipment	(225)	(477)
Trademarks and licenses	(4,147)	(985)
Other	(292)	(649)
Total deferred tax liabilities	(4,664)	(2,111)
Net deferred tax assets (liabilities)	$(364)	$383

At December 31, 2007 federal net operating loss carryforwards expire at various dates through 2026 and foreign net operating loss carryforwards do not expire. At December 31, 2007 the Company's state net operating loss carryforwards, subject to applicable state apportionment, for New York State and New York City tax purposes of approximately $11.5 million and for New Jersey tax purposes of approximately $13.5 million expire at various dates through 2012. Through December 31, 2006, valuation allowances aggregating $2.7 million had been provided including $1.1 million in 2006 and $1.2 million in 2005, as future tax benefits from option compensation deductions might prevent the net operating loss carryforwards from being fully utilized. In 2007, $0.4 million of such valuation allowance was realized. The amount realized in 2007 and any future realization of the valuation allowance is credited to additional paid-in capital. In addition, a valuation allowance of $0.2 million and $0.8 million has been provided in 2007 and 2006, respectively against certain foreign net operating loss carryforwards, as future profitable operations from certain foreign subsidiaries might not be sufficient to realize the full amount of net operating loss carryforwards recognized.

No further valuation allowances have been provided as management believes that it is more likely than not that the asset will be realized in the reduction of future taxable income.

The Company has not provided for U.S. deferred income taxes or foreign withholding taxes on $119 million of undistributed earnings of its non-U.S. subsidiaries as of December 31, 2007 since the Company has no present intention to repatriate these earnings.

Differences between the United States Federal statutory income tax rate and the effective income tax rate were as follows:

	Year Ended December 31		
	2007	2006	2005
Statutory rates	34.0%	34.0%	34.0%
State and local taxes, net of federal benefit	0.5	0.5	0.2
Effect of foreign taxes in excess of U.S. statutory rates	1.2	2.2	1.8
Other	(0.4)	(1.1)	(0.9)
Effective rate	35.3%	35.6%	35.1%

DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS:

Jean Madar
Chief Executive Officer,
and Chairman of the Board of Directors
Inter Parfums, Inc.

Philippe Benacin
President, and Vice Chairman of the
Board of Directors, Inter Parfums, Inc.
Chief Executive Officer,
Inter Parfums, S.A.

Russell Greenberg
Executive Vice President,
and Chief Financial Officer
Inter Parfums, Inc.

Philippe Santi
Executive Vice President
Director General Delegue
Inter Parfums, S.A.

Joseph A. Caccamo
Attorney at Law
GrayRobinson, P.A.

Francois Heilbronn
Managing Partner M.M. Friedrich,
Heilbronn & Fiszer

Jean Levy
Business Consultant - Former President
and Chief Executive Officer, Cosmair
Former President and Chief Executive
Officer, Sanofi Beauté (France)

Robert Bensoussan-Torres
Business Consultant and former
Chief Executive Officer,
Jimmy Choo Ltd.
Former Chief Executive Officer,
Christian Lacroix (LVMH)

Patrick Choël
Business Consultant
and Former President and CEO
Parfums Christian Dior

Jean Cailliau
Owner and manager of
Wayak Sarl, Business Consultant

Serge Rosinoer
Chair of Supervisory Board,
Clairns Group
Former Chief Executive Officer
Clarins Group

EXECUTIVE OFFICERS:

Jean Madar
Chief Executive Officer,
and Chairman of the Board of Directors
Inter Parfums, Inc.

Philippe Benacin
President, and Vice Chairman of the
Board of Directors, Inter Parfums, Inc.
Chief Executive Officer,
Inter Parfums, S.A.

Russell Greenberg
Executive Vice President,
and Chief Financial Officer
Inter Parfums, Inc.

Henry B. Clarke
President,
Inter Parfums USA, LLC
Specialty Retail Division

Philippe Santi
Executive Vice President
Director General Delegue
Inter Parfums, S.A.

Hugues de la Chevasnerie
President of Burberry Fragrances,
Inter Parfums, S.A.

Frédéric Garcia-Pelayo
Director of Export Sales
Inter Parfums, S.A.

Jack Ayer
Director of Distribution
Inter Parfums, S.A.

Axel Marot
Director of Production & Logistics
Inter Parfums, S.A.

CORPORATE INFORMATION:

Inter Parfums, Inc.
551 Fifth Avenue
New York, NY 10176
Tel. (212) 983-2640
Fax: (212) 983-4197
www.interparfumsinc.com

Inter Parfums, S.A.
4 Rond Point des Champs Elysées
75008 Paris, France
Tel. (1) 53-77-00-00
Fax: (1) 40-76-08-65

General Counsel
GrayRobinson, P.A.
401 E. Las Olas Blvd.
Fort Lauderdale, FL 33301

Auditors
Mazars, LLP
135 West 50th Street
New York, NY 10020

Transfer Agent
American Stock Transfer and Trust
Company
59 Maiden Lane
New York, NY 10038

THE MARKET OF OUR COMMON STOCK:

Our company's common stock, $.001 par value per share, is traded on The Nasdaq Global Select Market under the symbol "IPAR". The following table sets forth in dollars, the range of high and low closing prices for the past two fiscal years for our common stock

2007	High	Low
Fourth Quarter	$21.29	$17.75
Third Quarter	29.18	20.44
Second Quarter	27.31	20.13
First Quarter	26.46	16.42

2006	High	Low
Fourth Quarter	$21.77	$17.63
Third Quarter	19.56	15.75
Second Quarter	19.99	15.39
First Quarter	20.38	17.07

As of February 21, 2008 the number of record holders, which include brokers and broker's nominees, etc., of our common stock was 63. We believe there are in excess of 1,300 beneficial owners of our common stock.

DIVIDENDS:

In March 2005 our board of directors increased the cash dividend from $.12 to $.16 per share per annum, payable $0.04 on a quarterly basis, and in December 2005 our board of directors authorized the continuation of our cash dividend of $.16 per share per annum, payable $.04 on a quarterly basis.

In December 2006 our board of directors increased the cash dividend from $.16 to $.20 per share per annum, payable $0.05 on a quarterly basis, and in December 2007 our board of directors authorized the continuation of our cash dividend of $.20 per share per annum, payable $.05 on a quarterly basis. The first cash dividend for 2008 of $.05 per share was paid on April 15, 2008 to shareholders of record on March 31, 2008.

Our Certificate of Incorporation provides for the requirement of unanimous approval of the members of our board of directors for the declaration or payment of dividends, if the aggregate amount of dividends to be paid by us and our subsidiaries in any fiscal year is more than thirty percent (30%) of our annual net income for the last completed fiscal year, as indicated by our consolidated financial statements.

FORM 10K:

A copy of the company's 2007 Annual Report on Form 10-K, as filed with the securities and Exchange Commission, is available without charge to shareholders upon request (except for exhibits). To: Inter Parfums, Inc. 551 Fifth Avenue New York, NY 10176 Attention: Corporate Secretary.

CORPORATE PERFORMANCE GRAPH:

The following graph compares the performance for the periods indicated in the graph of our common stock with the performance of the Nasdaq Market Index and the average performance of a group of the company's peer corporations consisting of: Alberto-Culver, Avon Products Inc., Bare Escentuals, Inc., Blyth Inc., CCA Industries, Inc., Colgate-Palmolive Co., Elizabeth Arden, Inc., Estee Lauder Cosmetics, Inc., Inter Parfums, Inc., Kimberly Clark Corp., Natural Health Trends, Parlux Fragrances Inc., Physicians Formula Holdings, Procter & Gamble, Revlon, Inc., Spectrum Brands, Inc., Stephan Company, Summer Infant, Inc., and United Guardian, Inc. The graph assumes that the value of the investment in our common stock and each index was $100 at the beginning of the period indicated in the graph, and that all dividends were reinvested.

COMPARE 5-YEAR CUMULATIVE TOTAL RETURN AMONG INTER PARFUMS INC., NASDAQ MARKET INDEX AND HEMSCOTT GROUP INDEX


DOLLARS
350
300
250
200
150
100
50
0
2002
2003
2004
2005
2006
2007
INTER PARFUMS INC
NASDAQ MARKET INDEX
HEMSCOTT GROUP INDEX

ASSUMES $100 INVESTED ON JAN. 1, 2003
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING DEC. 31, 2007

INTER PARFUMS, INC.

551 FIFTH AVENUE NEW YORK, NEW YORK 10176
TEL 212 983 2640 FAX 212 983 4197
WWW.INTERPARFUMSINC.COM

END